
02024225

Allegheny Technologies Inc
ARS
P.E. 12/31/01

REC'D S.E.C.
MAR 2 1 2002
071

2001 Allegheny Technologies

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL



Annual Report



Letter to Stockholders, Employees and Customers 1

Corporate Self-Governance 5

Products and Markets 6

Segment Information 7

Financial Summary 8

Financial Review 9

Company Management 56

Board of Directors 57

Glossary 58

Investor Information 59

Our Vision

Allegheny Technologies is creating the world's leading specialty materials company. The cornerstones of our value system are based on achieving the highest ethical standards, maintaining strong customer focus and providing challenging and rewarding opportunities for our employees.

Our objective is to provide an attractive investment to our stockholders by earning a premium return on our total invested capital.

We are driven by these strategies:

- Pursue high-margin global markets for specialty materials
- Leverage multi-materials capabilities
- Enhance customer focus and relationships through *Operational Excellence*
- Strengthen and defend commodity stainless steel position at acceptable return on capital
- Opportunistically undertake joint ventures, acquisitions and other business combinations within prudent financial policy



We are proud to be a part of the Hearts of Steel project commemorating the passengers on United Flight 93, which crashed in Somerset County, PA on September 11—a few miles from several of our operations. The Hearts of Steel project designed and sold stainless steel bracelets to raise funds for a suitable memorial. We donated the stainless steel for the bracelets knowing that stainless steel is long lasting and ever shining—as is the spirit of Americans.

To our stockholders, employees and customers

The year 2001 was a very challenging year for our Company. We experienced business conditions that have not been seen for decades.

When the year began, a market dichotomy existed for Allegheny Technologies' products. Demand for most of our high performance materials was quite strong, while markets for most of our stainless flat-rolled products were under substantial pressure and markets for our industrial products were showing signs of weakness. In addition, extraordinarily high energy costs, particularly at our Wah Chang operation in the Pacific Northwest, were hurting earnings. These conditions held through the first half of the year. By the start of the third quarter, we began to see signs that the weak U.S. economy was showing improvement and energy costs had returned to more normal levels.

Then the tragedy of the terrorist attacks of September 11 struck. Those terrible events not only gave a severe jolt to our confidence as a free and safe people but also severely impacted our markets, particularly commercial aerospace. Since then we have been working with intensity to expand our marketing focus to areas less influenced by that event and less affected by the continuing recession. Recognizing the seriousness of the impact on many of our key markets, we also accelerated our focus on major cost reductions and productivity gains.

Executive Management (left to right) James L. Murdy, Douglas A. Kittenbrink, Jon D. Walton, Robert P. Bozzone, Richard J. Harshman, Jack W. Shilling



Reflecting the overall economy, earnings declined throughout 2001. Revenues stayed relatively consistent through the initial three quarters but slid by 8 percent in the fourth quarter. We recognized the implications of the recession early in the year and took a number of actions to reduce costs and increase cash flow. Those actions were quite successful. By year-end, we had generated $135 million in cash flow by reducing managed working capital and delaying non-critical capital spending. Additionally, our cost reduction efforts totaled $115 million before the effects of inflation. As a result, we preserved financial liquidity, maintained our $0.80 per share annual cash dividend and kept an investment grade rating on our public debt. This became critically important in December when we issued $300 million in new ten-year notes and entered into a new $325 million revolving bank credit agreement.

Excess global stainless steel melt capacity remains a serious negative. While stainless steel flat-rolled products are not included in the Section 201 trade case, antidumping and countervailing duty cases won in 1999 remain in effect for stainless steel sheet and strip as well as coiled plate products. The industry is carefully monitoring unfairly traded imports and can be expected to take timely action when appropriate. We continue to urge the Bush Administration to remain vigilant in the enforcement of our country's fair trade laws. Meanwhile, we plan to remain cost competitive through ongoing programs of aggressive cost reduction and productivity improvement. One of our most significant cost reduction efforts in 2001 was the permanent idling of our less efficient Houston, Pa. stainless steel melt shop. That action reduced our stainless steel melt capacity by nearly 30 percent. However, the idling action does not diminish our stainless steel rolling and finishing capacity, where we add the most value to our products, nor does it diminish our capability to grow in this market.



Our strong emphasis on safety continued in 2001 as evidenced by the Company's OSHA Recordable Incident Rate improving 17 percent and the Lost Workday Case Rate improving 16 percent. Over the last two years, both of these measures of safe operations have improved by over 40 percent. Safety will continue to be our number one operating priority as we pursue our goal of zero accidents.

In some respects, it's difficult to reflect on 2001 as a year that held anything but disappointments:

- September 11th and all of its negative implications,
- The worldwide recession,
- The weakest market for commodity stainless flat-rolled products in memory,
- Volatile energy costs, particularly during the first half of the year, and
- A strike at our Wah Chang operation in Albany, Oregon.

Our management team responded to these challenges, and we are proud of a number of significant accomplishments achieved during this very difficult year:

- Record managed working capital reduction,
- Record shipments to the commercial aerospace markets for nickel-based alloys and superalloys and premium titanium alloys,
- Strategic capital investments to expand and strengthen the capabilities of our High Performance Metals segment,
- Continued major improvements in workplace safety,
- Operating profitability achieved at STAL, our new Precision Rolled Strip® products joint venture in Shanghai, China,
- Market expansion for Precision Rolled Strip® products in Europe and Asia, and
- Improved liquidity through issuance of ten-year notes and finalization of a new revolving bank credit agreement.

In 2001, we launched *Operational Excellence,* a comprehensive continuous improvement initiative based on lean manufacturing principles that will enable us to further improve safety, reduce costs, shorten lead times, reduce inventories and improve customer satisfaction. *Operational Excellence* has rapidly become imbedded in our management philosophy and provided the operational platform necessary to exceed our cost reduction and managed working capital improvement targets in 2001.

In 2002, we are prepared for another difficult year. Our top priority is to continue reducing costs and generating cash. We have identified $100 million of additional cost savings opportunities. Our capital expenditure plan has been reduced to $50 million, well below our annual depreciation. We have targeted another $65 million in managed working capital reductions. Success in achieving these goals should give us the necessary financial capacity to weather this economic downturn.

Despite current uncertain economic conditions, we believe our Company is well positioned to emerge strongly when the economy recovers. We have leading positions in a number of high-value specialty materials products with compelling growth fundamentals, as depicted in the charts on pages 3 and 4. Our reputation for quality, service, delivery reliability and technical leadership remains among the very best within the industries we serve. The global markets we serve are diversified and growing. Our capital base is solid, and we have a history of consistently generating free cash flow.

Long-Term Stainless Demand Reflects Favorable Growth Trends

Apparent Domestic Consumption of Cold-Rolled Sheet and Strip



Source: SSINA



We are convinced that the long-term prospects for the Company are promising. This is a key reason why we emphasize our *Coordinated Business Development* and other strategic balanced growth initiatives. *Coordinated Business Development* provides the commercial framework to bring the Company's capabilities together to identify and develop growth strategies across our wide array of specialty materials. We also continue to direct our leading-edge technologies to customer-focused specialty materials solutions utilizing high-value products.

Our dedicated and talented employees and their commitment to excellence are the fuel that sustains our Company. Because "it all starts with an order," we thank our customers for their continued confidence. We also express our sincere appreciation to our Board of Directors for providing guidance in strategic development and wisdom in the many decisions that are required to maintain a successful enterprise. Our Board was strengthened in 2001 with the addition of James C. Diggs, senior vice president and general counsel of PPG Industries, Inc. Jim brings an additional global industrial perspective to our Board. We extend a special note of appreciation to Ray Groves who, due to the demanding requirements of his new position as president and chief operating officer of Marsh Inc., retired as a member of the Board of Directors in February 2002. Ray's advice and counsel have been consistently valuable.

We also offer our sincere thanks to our shareholders. You have many investment choices. We are honored that you have chosen Allegheny Technologies and will strive to reward your investment. Our goal is to create shareholder value. We recognize that this goal goes hand-in-hand with our commitment to integrity, both in how we conduct our business and how we report our financial results.

Sincerely,

Bob Bozzone
Chairman

Jim Murdy
President and Chief Executive Officer

March 2002



Corporate Self-Governance – Our Commitment to Integrity

We at Allegheny Technologies are committed to a strong self-governance program. We have long-believed that honesty and integrity are vitally important to the success of our Company.

Our Corporate Self-Governance efforts incorporate long-standing training programs that address a myriad of subjects including antitrust, ethics, environmental compliance, export compliance and trading in securities, as well as training in various human resources issues, including safety.

In order to monitor the effectiveness of our compliance efforts, we consistently perform audits throughout the organization to confirm adherence to Company policies and procedures and financial controls.

We understand that confidence in our Company is in large measure dependent upon the reliability of our financial statements. Accordingly, our commitment to integrity in financial reporting recognizes our responsibility for providing timely information that fairly reflects our financial position and results of operations.

Our *Corporate Guidelines for Employee Conduct* sets forth clear standards to guide all employees in the conduct of their daily affairs. Our commitment is to reflect, in each of our actions, the highest level of integrity and ethics in our dealings with our Board of Directors, stockholders, fellow employees, customers, suppliers, creditors, government agencies and authorities, and the public.

We encourage employees to communicate concerns before they become problems. Our corporate ombudsman and the ethics officers at our operating companies provide confidential resources for employees to surface their concerns without fear of reprisal. Building and maintaining trust, respect and communication among our employees is essential to the effectiveness of our self-governance program.

Robert P. Bozzone
Chairman

James L. Murdy
President and Chief Executive Officer

Douglas A. Kittenbrink
Executive Vice President,
Chief Operating Officer

Jack W. Shilling
Executive Vice President,
Strategic Initiatives and
Technology and
Chief Technology Officer

Jon D. Walton
Senior Vice President,
Chief Legal and
Administrative Officer

Richard J. Harshman
Senior Vice President,
Finance and Chief
Financial Officer

Allegheny Technologies Products and Markets

Diversified Global Markets

(Percent of Allegheny Technologies' 2001 Sales)

Aerospace	*21%*
Electrical Energy	*13%*
Automotive	*11%*
Chemical Process Industry/Oil and Gas	*11%*
Construction and Mining	*10%*
Machine and Cutting Tools	*8%*
Food Equipment	*6%*
Consumer Appliances	*5%*
Medical	*3%*
Electronics/Communication/Computers	*3%*
Transportation	*2%*
Conversion Services	*3%*
Other	*4%*

Diversified Products and Services

(Percent of Allegheny Technologies' 2001 Sales)

High Value:	
Nickel-Based Alloys and Specialty Steels	*22%*
Precision and Standard Strip	*17%*
Titanium and Titanium Alloys	*15%*
Tungsten Materials	*10%*
Exotic Alloys	*7%*
Total High Value	*71%*
Commodity Products:	
Stainless Steel Sheet and Plate	*20%*
Silicon Electrical Steel and Tool Steel	*6%*
Cast and Forged Materials	*3%*
Total Commodity Products	*29%*
Total Specialty Materials	*100%*

Price Ranges of Major Products

(Approximate Price Ranges in $ Per Pound)

Exotic Alloys	*$21.45*	-	*$275.00*
Titanium Alloys	*$6.50*	-	*$52.00*
Nickel-Based Alloys	*$3.00*	-	*$30.00*
Precision and Standard Strip	*$1.21*	-	*$8.20*
Stainless Steel Sheet and Plate	*$0.43*	-	*$3.18*
Silicon Electrical Steel	*$0.46*	-	*$1.44*

Sales by Geographic Area

(Percent of Allegheny Technologies' 2001 Sales)

United States	*77%*
United Kingdom	*5%*
France	*4%*
Germany	*4%*
Canada	*3%*
Japan	*1%*
China	*1%*
Other	*5%*

Allegheny Technologies Segment Information

(Percent of Each Segment's 2001 Sales)

Financial Results ($ in millions) | *Major Products* | *Major Markets*

Flat-Rolled Products

	2001	2000
Sales	$1,088.4	$1,444.1
Operating Profit (Loss)	$ (38.1)	$ 119.6
Percent of Sales	(3.5%)	8.3%
Identifiable Assets	$1,037.5	$1,219.3

Allegheny Ludlum
Allegheny Rodney
Rome Metals
STAL (Chinese Joint Venture)
(60% Ownership)





High Performance Metals

	2001	2000
Sales	$ 771.8	$ 735.4
Operating Profit	$ 82.0	$ 66.5
Percent of Sales	10.6%	9.0%
Identifiable Assets	$ 625.0	$ 599.9

Allvac
Allvac Ltd
Wah Chang





Industrial Products

	2001	2000
Sales	$ 267.8	$ 280.9
Operating Profit	$ 10.4	$ 21.7
Percent of Sales	3.9%	7.7%
Identifiable Assets	$ 169.5	$ 184.3

Metalworking Products
Portland Forge
Casting Service





Financial Summary

	2001	*2000*
Sales	$2.13 billion	$2.46 billion
Net Income (Loss) (a)	$(25) million	$132 million
Net Income (Loss) Per Diluted Share (a)	$(0.31)	$1.60
Return on Stockholders' Equity (b)	2.6%	13.2%
Return on Average Capital Employed (b, c)	2.8%	10.3%
Cash Provided by Operating Activities	$123 million	$135 million
Book Value Per Common Share	$11.76	$12.94
Actual Number of Shares Outstanding (d)	80 million	80 million
Number of Employees (d)	10,700	11,400

(a) Includes restructuring and transformation costs and gains on disposal of assets, net of tax, of ($51) million, or ($0.63) per share, in 2001 and ($15) million, or ($0.18) per share, in 2000.
(b) Excluding restructuring and transformation costs and gains on disposal of assets.
(c) Capital employed is defined as stockholders' equity plus all long- and short-term debt and net deferred income tax liability. Income is adjusted for after-tax interest expense.
(d) At December 31 of respective period.

Diversified Product Mix — Percent of 2001 Sales



High Value Materials
- Nickel, Titanium and Exotic Alloys
- Precision and Standard Strip
- Specialty Steel Alloys
- Tungsten Materials

Commodity Specialty Materials
- Stainless Steel Sheet and Plate
- Silicon and Tool Steels
- Forgings and Castings

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allegheny Technologies Incorporated is one of the largest and most diversified producers of specialty materials in the world. Allegheny Technologies Incorporated and its subsidiaries and operating companies are sometimes referred to as "Allegheny Technologies" or the "Company."

Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements. Actual results or performance could differ materially from those encompassed within such forward looking statements as a result of various factors, including those described below.

Overview

2001 was a difficult and challenging year for the Company. In spite of weak conditions in many of the Company's markets, significant accomplishments included improvements in safety, cost reductions, and working capital management.

- Cash flow from operations in 2001 was $122.8 million.
- Managed working capital (gross inventory and accounts receivable less accounts payable) was reduced by $127.1 million, beating the $70 million managed working capital reduction goal by over 80 percent.
- Cost savings amounted to $115 million in 2001, exceeding the $110 million goal.
- In late December 2001, the Company strengthened its capital base by issuing $300 million of new 10-year notes and arranging a new $325 million revolving bank credit facility.
- As a result of the Company's continuing focus on safety, in 2001 the OSHA Total Recordable Incident Rate improved 17 percent and the Lost Day Case Rate improved 16 percent compared to 2000. Over the last two years, both measures of safety have improved by over 40 percent.

Looking forward, based on the apparent continuing weakness and uncertainty in the U.S. and most global economies as we enter 2002, the Company expects the year to be difficult. Therefore, the Company's top financial priority is to continue to reduce costs and generate cash. Cost savings opportunities of $100 million have been identified for 2002. The current 2002 capital expenditure plan for operational necessities and for continuation of capital programs which commenced in 2001 is approximately $50 million, compared to capital investments totaling $104 million in 2001. Through the Company's *Operational Excellence* initiatives, the Company will stay focused on safety, customer satisfaction, cost reduction and reducing managed working capital. The Company's goal for 2002 is to further reduce managed working capital by $65 million. Success in achieving these goals should give the Company the financial capacity to weather the economic recession and emerge strongly when the economy recovers.

Results of Operations

The Company's sales were $2.13 billion in 2001, $2.46 billion in 2000 and $2.30 billion in 1999. International sales represented approximately 23 percent of sales in 2001, 18 percent in 2000, and 20 percent in 1999.

Operating profit was $54.3 million in 2001, $207.8 million in 2000, and $184.4 million in 1999. In 2001, the Company had a net loss from continuing operations of $25.2 million, which included after-tax charges of $47.8 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments. For 2000 and 1999, the Company had net income from continuing operations of $132.5 million and $111.0 million, respectively.

Allegheny Technologies operates in three business segments: Flat-Rolled Products, High Performance Metals and Industrial Products. Information with respect to the Company's business segments is presented below and in Note 10 of the Notes to Consolidated Financial Statements.

Flat-Rolled Products

(In millions)	2001	% Change	2000	% Change	1999
Sales to external customers	$1,088.4	(24.6%)	$1,444.1	11.4%	$1,296.7
Operating profit (loss)	(38.1)		119.6	40.4%	85.2
Operating profit (loss) as a percentage of sales	(3.5%)		8.3%		6.6%
International sales as a percentage of sales	11.9%		7.3%		7.7%

The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip® products, as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum, Allegheny Rodney, Rome Metals, and Allegheny Ludlum's 60 percent interest in the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Co., Ltd. ("STAL"). The remaining 40 percent interest in STAL is owned by Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China. The financial results of STAL are consolidated into the segment's operating results with the 40 percent interest of the Company's minority partner recognized on the balance sheet in other long-term liabilities.

ALLEGHENY TECHNOLOGIES FLAT-ROLLED PRODUCTS SHIPPED
(Thousands of Tons)



2001 Compared to 2000

Sales for the Flat-Rolled Products segment decreased 24.6 percent in 2001 compared to 2000 resulting in an operating loss of $38.1 million for the year. During 2001, operating results were severely impacted by very low demand and poor prices for many stainless steel products. Finished tons shipped in 2001 declined by 18 percent to 498,066 tons compared to shipments of 608,601 tons for 2000. The average price of flat-rolled products in 2001 decreased by 9 percent to $2,162 per ton compared to $2,365 per ton in the same 2000 period. Commodity product shipments in the segment (including stainless steel hot roll and cold roll sheet, stainless steel plate and silicon electrical steel, among other products) decreased 20 percent compared to 2000. Average prices for commodity products decreased 16 percent during the same period. These decreases were primarily attributable to continued weak demand for stainless steel sheet and plate due to the weak U.S. industrial economy. High-value product shipments in the segment (including strip, Precision Rolled Strip®, super stainless steel, and nickel alloy and titanium products) decreased 12 percent compared to 2000, while average prices for high-value products decreased 1 percent. Certain of these high-value products are used largely in the automotive industry and capital goods markets, both of which were impacted by the weak U.S. economy. Increased international sales, primarily of Precision Rolled Strip® products, in Europe and Asia were offset by the overall decline in shipments of high-value products in the U.S.

Operating results were also adversely affected by $14.3 million in higher energy costs, on a volume-adjusted basis, in 2001 compared to the prior year. In addition, during 2001, accounts receivable reserves were increased by $7.3 million in recognition of the decline in the economy and the reduced availability of credit.

The decline in operating results was partially offset by ongoing cost reductions in the segment's Allegheny Ludlum operation, including a 10 percent salaried workforce reduction that was completed in the first quarter of 2001 and a further 5 percent reduction in staff at the end of 2001. Cost reductions for 2001 totaled approximately $80 million.

During the 2001 fourth quarter, the Company decided to permanently idle the melt and associated service operations located at its Houston, PA facility. The Company had determined that this facility could no longer be operated economically in the highly competitive global stainless steel market. This cost reduction action affected approximately 225 employees. A pre-tax charge of $70.0 million, primarily non-cash, for the related asset impairments, employee benefits, and other closure costs was recorded in the 2001 fourth quarter. These expenses are presented as restructuring costs on the statements of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $12 million.

NICKEL PRICE PER POUND
(Based on LME Cash Average for the Quarter)



2000 Compared to 1999

Sales and operating profit for the segment increased 11.4 percent and 40.4 percent, respectively, in 2000 compared to 1999.

The increase in sales was a result of improved pricing and higher demand for stainless steel products during the first three quarters of the year. Shipments of finished flat-rolled products were 608,601 tons in 2000 compared to 592,619 tons in 1999.

The average selling prices of finished flat-rolled products increased to $2,365 per ton in 2000 from $2,081 per ton in 1999. This increase was due principally to the impact of revised raw materials surcharge base levels, primarily for nickel and chrome, and an improved product mix. High value margin product shipments increased 13 percent in 2000.

Operating profit increased 40.4 percent to $119.6 million in 2000 primarily due to revised raw material surcharge base levels and improved product mix towards higher margin products. Tight operating cost controls and cost reduction efforts continued in the segment. In the fourth quarter of 2000, Allegheny Ludlum announced a 10 percent salaried workforce reduction, which was subsequently completed in the first quarter of 2001. The segment's fourth quarter 2000 operating profit was reduced by $7.0 million, compared to the fourth quarter of 1999, due to increased natural gas costs.

The STAL joint venture in Shanghai, China completed its first year of commercial production of Precision Rolled Strip® stainless steel strip in 2000.

High Performance Metals

(In millions)	2001	% Change	2000	% Change	1999
Sales to external customers	$771.8	4.9%	$735.4	1.8%	$722.7
Operating profit	82.0	23.3%	66.5	(23.6%)	87.0
Operating profit as a percentage of sales	10.6%		9.0%		12.0%
International sales as a percentage of sales	36.0%		34.9%		36.7%

The High Performance Metals segment produces, converts and distributes a wide range of high performance alloys including nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire, coil and seamless tube forms, and zirconium chemicals. The companies in this segment include Allvac, Allvac Ltd (U.K.) and Wah Chang.

ALLEGHENY TECHNOLOGIES NICKEL-BASED AND SPECIALTY STEEL ALLOYS SHIPPED

(Thousands of Lbs.)



2001 Compared to 2000

Sales for the High Performance Metals segment increased 4.9 percent in 2001 compared to 2000 as a result of continued strong shipments of high-value products to the aerospace, electrical energy, and oil and gas markets due, in part, to strong order backlog built at the end of 2000 and the first half of 2001. Shipments of nickel-based and specialty steel alloys increased 11 percent and prices increased 8 percent compared to 2000. While titanium mill products shipments decreased 7 percent, prices increased 8 percent compared to 2000. Shipments and prices for exotic alloys were down 6 percent compared to 2000.

ALLEGHENY TECHNOLOGIES TITANIUM MILL PRODUCTS SHIPPED

(Thousands of Lbs.)



Operating profit for 2001 increased 23.3 percent compared to 2000 primarily as a result of higher prices due to strong market conditions, combined with favorable product mix and efforts to reduce costs. Cost reductions for 2001 totaled approximately $27 million. However, operating profit was adversely affected by $14.1 million in higher energy costs in the first nine months of 2001 compared to the prior year.

During the 2001 third quarter, the United Steelworkers of America (USWA) employees at the Wah Chang facility, located in Albany, Oregon, went on strike after the union membership rejected the previously negotiated tentative contract. After a brief shutdown, and while the Company and the USWA continued discussions, the Company resumed full operation of the plant with management and salaried employees and replacement workers. The Wah Chang facility is involved in the production of exotic alloys including zirconium and niobium, and the strike does not impact other Company operations.

ALLEGHENY TECHNOLOGIES EXOTIC ALLOYS SHIPPED

(Thousands of Lbs.)



During the 2001 fourth quarter, the Company divested its North American operations of its titanium distribution company, Titanium Industries Inc. Results of operations for this business for 2001 and proceeds from the disposition of this business were not material to the Company.

Backlog of confirmed orders for the segment was approximately $350 million at December 31, 2001 and approximately $375 million at December 31, 2000. The Company expects demand for products used in commercial aerospace, which historically has been the segment's largest end-use market, to decrease in 2002 due to weaker market conditions, which have been exacerbated by the tragic events of September 11, 2001. As a result, in the 2001 fourth quarter the Company announced workforce reductions affecting approximately 220 employees at the Allvac and Allvac Ltd. operations. In connection with these reductions, which were completed in the 2002 first quarter, the Company recorded a pre-tax charge of $1.8 million for the related employee benefits costs. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $5 million.

2000 Compared to 1999

Sales for the High Performance Metals segment increased 1.8 percent in 2000 compared to 1999. The increased sales reflected increased demand for nickel-based alloys and superalloys and specialty steel alloys from growing markets for electrical power generation turbines and biomedical products, and improved conditions in aerospace and oil and gas markets. In addition, shipments were strong for niobium-titanium alloys for superconducting applications, nickel-titanium shape memory alloys for cellular phones, nickel-titanium super-elastic alloys for the medical industry, and hafnium alloys used in the production of superalloys for aerospace applications. However, shipments of zirconium alloy products were lower in 2000 as a result of weaknesses in the chemical processing and commercial nuclear markets. Shipments for titanium products improved despite overall weakness in industrial markets, including chemical processing, which adversely affected pricing.

Operating profit decreased 23.6 percent in 2000 compared to 1999. Increased energy costs of $9.0 million in the fourth quarter, primarily for electric power at the Wah Chang operation in Oregon, contributed to the decline in operating profit. Operating profit was also adversely impacted by weaker results for zirconium and titanium and by higher operating costs at the Company's titanium sponge facility, which was permanently idled in the first half of 2001.

In 2000, due to persistent weak market conditions, together with the Company's ability to enter into long-term supply agreements for the purchase of titanium sponge at prices below the Company's manufacturing cost, the Company decided to discontinue producing titanium sponge. As a result, in the fourth quarter of 2000, the Company recorded a charge of $20.0 million for asset impairment, employee termination benefits, and contractual costs to exit the business related to the idling of high-cost titanium sponge production assets located in Albany, Oregon. The Company ceased production of titanium sponge in the first half of 2001.

Industrial Products

(In millions)	2001	% Change	2000	% Change	1999
Sales to external customers	$267.8	(4.7)%	$280.9	1.5%	$276.7
Operating profit	10.4	(52.1)%	21.7	77.9%	12.2
Operating profit as a percentage of sales	3.9%		7.7%		4.4%
International sales as a percentage of sales	34.4%		28.4%		30.3%

The Industrial Products segment's principal business consists of the production of tungsten powder, tungsten carbide materials and carbide cutting tools. The segment also produces large grey and ductile iron castings and carbon alloy steel forgings. The companies in this segment are Metalworking Products, Portland Forge and Casting Service.

2001 Compared to 2000

Sales and operating profit for the Industrial Products segment decreased 4.7 percent and 52.1 percent, respectively, in 2001 compared to 2000. Weak demand from most U.S. industrial markets negatively impacted operating results for all businesses in the segment. In addition during 2001, accounts receivable reserves were increased by $1.7 million in recognition of the decline in the economy and the reduced availability of credit. The decline in operating results was partially offset by ongoing efforts to reduce costs, which totaled approximately $9 million in 2001.

2000 Compared to 1999

Sales and operating profit for the Industrial Products segment increased 1.5 percent and 77.9 percent, respectively, in 2000 compared to 1999. These increases reflect improved performance at Metalworking Products due to stronger industrial demand in early 2000 and the impact of cost reduction initiatives. In addition, operating results for the second half of the year reflect the acquisition of a tungsten carbide products operation. During the

second quarter of 2000, the Company exited the molybdenum and tungsten mill products business, which had 1999 sales of approximately $15.0 million. The segment's forgings and castings businesses experienced a decrease in sales and operating profit in 2000 due primarily to continued weak conditions in the transportation, farm equipment and wind power generation markets.

Strategic Transformation Overview

In November 1999, the Company completed a major transformation that included the spin-offs of Teledyne Technologies Incorporated ("Teledyne"), which was comprised of certain businesses in the Company's former Aerospace and Electronics segment, and Water Pik Technologies, Inc. ("Water Pik"), which was comprised of businesses in the Company's former Consumer segment. The spin-offs were completed on November 29, 1999, when the Company distributed all of the stock of Teledyne (NYSE:TDY) and Water Pik (NYSE:PIK) to the Company's stockholders of record on November 22, 1999. Prior to the spin-offs, the Company received a ruling from the Internal Revenue Service that the spin-offs would be tax-free to the Company and its stockholders.

Immediately following the spin-offs, the Company effected a one-for-two reverse split of its common stock and changed its name to Allegheny Technologies Incorporated from Allegheny Teledyne Incorporated.

Additionally, as part of this strategic transformation, the Company sold several of its businesses. During 1999, the Company completed the sale of its unmanned aerial vehicle and its pyrotechnic components and systems businesses, known as Ryan Aeronautical and McCormick Selph Ordnance Unit, respectively. In addition, the Company sold its pressure relief valve, vehicle control valve, nitrogen gas springs, consumer drinkware, construction and mining equipment and material handling businesses.

Restructuring and Transformation Costs and Other Costs, Net of Gains on Asset Sales

Restructuring and Transformation Costs

Restructuring and transformation costs were $74.2 million, $29.5 million and $5.6 million in 2001, 2000 and 1999, respectively.

In 2001, the Company recorded a charge of $74.2 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments. Of this aggregate charge, $55.6 million related to the Houston, PA stainless steel melt shop, which was permanently idled in the 2001 fourth quarter, and other asset impairments; $9.8 million related to pension and termination benefits; $5.8 million related to severance and personnel costs; and $3.0 million related to contractual obligations and other exit costs. The workforce reductions affected approximately 520 employees across all of the Company's business segments and headquarters operations, and were substantially complete by the end of 2001. These cost reduction actions are estimated to provide annual pre-tax cost savings of approximately $19 million in 2002.

Of the $74.2 million restructuring charge recorded in 2001, $4.0 million, net of tax benefits, is expected to result in expenditures of cash, which will be paid in 2002. Cash to meet these obligations will be generated from one or more of the following sources: internally generated funds from operations, current cash on hand, or borrowings under existing credit lines and the Company's commercial paper program.

In 2000, the Company recorded restructuring and transformation charges of $29.5 million. The 2000 charge included $13.3 million for asset impairments, and $6.7 million for employee termination benefits, primarily severance pay, and other contractual obligations related to the decision in the 2000 fourth quarter to permanently idle the high-cost titanium sponge production assets of the High Performance Metals segment. The Company ceased titanium sponge production in the first half of 2001, and costs associated with operating the facility in 2001 were included in results of operations as they were incurred. The 2000 charge also included $3.1 million related to the 10 percent salaried workforce reduction at Allegheny Ludlum. The staffing reductions were made pursuant to a cost reduction plan, which resulted from a management study undertaken in an effort to remain cost competitive. The salaried workforce was notified by management of the planned workforce reduction and of the availability of termination benefits prior to December 31, 2000. The reduction in workforce was completed in the 2001 first quarter, and resulted in approximately $11 million in cost savings in 2001. In addition, restructuring and transformation charges for 2000 included $6.4 million for costs related to changes in the Company's executive management. Two executives left the Company in the 2000 fourth quarter. Both of these executives were parties to employment and severance arrangements with the Company that obligated Allegheny Technologies to make specific payments to them as a result of their departure.

The 1999 net restructuring and transformation charges of $5.6 million include costs associated with adjusting employee benefit plans as a result of the spin-offs which were partially offset by a $7.2 million reversal of restructuring costs accrued in 1998 related to workforce reductions which were implemented at less than expected costs.

At December 31, 2001, substantially all cash expenditures related to the 2000 and 1999 restructuring and transformation charges had been paid.

Gains on Sales of Assets and Other

Gains on sales of assets and other includes pre-tax gains on the sale of real estate, certain investments and other assets, which are primarily included in other income on the statement of operations, as well as charges incurred in connection with closed operations. These items resulted in net charges of $14.8 million, $4.4 million and $0.2 million in 2001, 2000 and 1999, respectively. In 2001, the Company recorded a pre-tax charge of $5.6 million to write-off its minority interest in the e-Business site, MetalSpectrum, which terminated operations during the 2001 second quarter. In 2000, the Company realized a gain of $11.0 million on the sale of a minority interest in Gul Technologies Singapore, Ltd.

Gains on sales of assets and other for 1999 does not include extraordinary gains on sales of operations of $129.6 million. These extraordinary gains are presented separately on the statement of operations.

Corporate Expenses

Corporate expenses were $25.5 million in 2001 compared to $30.6 million in 2000, and $38.9 million in 1999. The continued decline in corporate expenses is due to cost controls and reductions in the number of corporate employees.

NUMBER OF SHARES OUTSTANDING AT YEAR END

(Millions of Shares)



Income Taxes

The Company's effective income tax rate from continuing operations was (30.8) percent, 36.5 percent and 36.3 percent in 2001, 2000 and 1999, respectively. The Company's negative effective income tax rate for 2001 represents a tax benefit that will be realized by a refund of income taxes paid in prior years. The effective tax rate for 2001 declined compared to prior years primarily due to losses at certain operations for which the Company did not receive a state tax benefit.

At December 31, 2001, the Company had a state deferred tax asset resulting from net operating loss tax carryforwards of $18.2 million. A valuation allowance of $18.2 million was established for the full value of these operating loss carryforwards since the Company has concluded that it is more likely than not that these tax benefits would not be realized.

Allegheny Technologies has concluded that the remaining deferred tax assets should be realized based upon its history of operating earnings, expectations of future operating earnings, and potential tax planning strategies.

Financial Condition and Liquidity

The Company believes that internally generated funds, current cash on hand and borrowings from existing credit lines and its commercial paper program will be adequate to meet foreseeable needs. However, the Company's ability to continue to utilize borrowings from existing credit lines and maintain its commercial paper program may be negatively affected by changes in the Company's credit rating based upon the financial performance of the Company, and the credit ratings agencies' and credit market's outlook for the industry and markets in which the Company participates, as well as failure to maintain required financial ratios, and other factors beyond the Company's control.

The Company has no off-balance sheet financing relationships with special purpose entities, structured finance entities, or any other unconsolidated entities.

Cash Flow and Working Capital

During 2001, cash generated from operations of $122.8 million, net borrowings of $37.6 million and net proceeds from asset sales of $18.5 million were used to invest $104.2 million in capital equipment and business expansion, primarily in the High Performance Metals segment, pay dividends of $64.2 million, repurchase common stock of $3.0 million and increase cash balances by $7.5 million. Cash transactions plus cash on hand at the beginning of the year resulted in an ending cash position of $33.7 million at December 31, 2001.

Working capital decreased to $593.4 million at December 31, 2001 compared to $609.3 million at the end of 2000. The current ratio increased to 2.8 in 2001 from 2.5 in 2000. The reduction in working capital was primarily due to a decrease in inventory levels and accounts receivable, partially offset by reductions in short-term debt, accrued liabilities and accounts payable.

As part of managing the liquidity of the business, the Company focuses on controlling inventory, accounts receivable and accounts payable. In measuring performance in

NET DEBT TO TOTAL CAPITALIZATION



controlling this managed working capital, the Company excludes the effects of the LIFO inventory valuation reserves, excess and obsolete inventory reserves, and reserves for uncollectible accounts receivable which, due to their nature, are managed separately. During 2001, excluding the effects of operations sold, managed working capital, which is defined as gross inventory plus accounts receivable less accounts payable, declined by $127 million, or 14.9 percent, to $728 million. For 2001, the decline in managed working capital resulted from a $102 million decline in inventory and a $38 million decline in accounts receivable, partially offset by lower accounts payable balances of $13 million.

Capital expenditures for 2001 were $104.2 million and are expected to approximate $50 million in 2002 for operational necessities and the completion of certain capital projects initiated in 2001.

Debt

At December 31, 2001, the Company had $582.2 million in total outstanding debt. The Company's debt to capitalization ratio increased to 38.1 percent in 2001 from 34.4 percent in 2000. The Company's net debt to total capitalization ratio increased to 36.7 percent in 2001 from 33.2 percent in 2000. These higher ratios resulted primarily from the increase in debt levels and a reduction in stockholders' equity.

In December 2001, the Company issued $300 million of 8.375% Notes due December 15, 2011 in a transaction exempt from registration pursuant to Rule 144A under the Securities Act of 1933, as amended. The Company is required to file a registration statement with the Securities and Exchange Commission in order to offer the holders of the Notes the ability to exchange the outstanding Notes for new notes with substantially identical terms, but which are registered under the Securities Act. Interest on the Notes is payable semi-annually, on June 15 and December 15, and is subject to adjustment under certain circumstances. These Notes contain default provisions with respect to default for the following, among other things: nonpayment of interest on the Notes for 30 days, default in payment of principal when due, or failure to comply with any covenant. Any violation of the default provision could result in the requirement to immediately repay the borrowings.

On December 21, 2001, the Company entered into a new credit agreement with a group of banks that provides for borrowings of up to $325 million on a revolving credit basis. This new credit agreement replaces a $500 million credit facility, which was to expire in August 2002. The new credit agreement consists of a short-term 364-day $130 million credit facility which expires in December 2002, and a $195 million credit facility which expires in December 2006. Interest is payable based upon London Interbank Offered Rates (LIBOR) plus a spread, which is dependent on the Company's credit rating. The Company also has the option of using other alternative interest rate bases. The agreement has various covenants that limit the Company's ability to dispose of assets and merge with another corporation. The Company is also required to maintain a ratio of total consolidated indebtedness to total capitalization of not more than 60 percent. At December 31, 2001, the Company's total consolidated indebtedness to total capitalization calculated in accordance with the credit agreement, which includes certain standby letters of credit and guarantees, was 40 percent. This covenant also has the effect of limiting the total amount of dividend payments and share repurchases. Under this covenant, approximately $312 million, or 33 percent, of the Company's retained earnings, is currently free of restrictions pertaining to cash dividends and share repurchases. In addition, the credit agreement contains a covenant requiring the maintenance of specified consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA"). For 2002, the Company must have, on a quarterly basis for the preceding twelve month period, EBITDA of at least 3.0 times gross interest expense. For 2003 through the remaining life of the credit agreement, the Company must have, on a quarterly basis for the preceding twelve month period, EBITDA of at least 3.5 times gross interest expense. The Company's EBITDA coverage (calculated in accordance with the credit agreement, which excludes certain non-cash charges) for the twelve months ended December 31, 2001 was 5.3 times gross interest expense. The Company had no borrowings outstanding under the revolving credit agreement at December 31, 2001.

During the fourth quarter of 2000, the Company implemented a commercial paper program designed to cost effectively enhance the Company's access to credit markets. At December 31, 2001, the Company had $70 million of commercial paper outstanding, which is scheduled to mature in the first quarter of 2002. These commercial paper borrowings are presented as long-term obligations due to the Company's ability and intent to refinance a portion or all of these obligations on a long-term basis. The Company's intention is to continue to use the commercial paper program to fund its capital needs in excess of cash flow generated from operations. However, the Company's ability to continue its commercial paper program is dependent upon maintaining its current A2/P2 commercial paper credit rating, and on having a bank credit facility to support the program.

A summary of the Company's required payments under financial instruments (excluding accrued interest) and other commitments are presented below.

(In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Cash Obligations					
Total Debt including Capital Leases	$582.2	$ 9.2	$ 3.1	$ 99.2	$470.7
Operating Lease Obligations	52.3	15.4	21.3	12.2	3.4
Other Financial Commitments					
Lines of Credit (A)	$373.1	$130.0	$ 48.1	$195.0	$ —
Standby Letters of Credit (B)	49.6	49.6	—	—	—
Guarantees	11.2	—	—	—	—

(A) Drawn amounts are included in total debt.

(B) These instruments expire and are renewed annually and are used to support: $28.3 million in workers compensation arrangements; $10.8 million in industrial revenue bonds of which $10.0 million is included in long-term debt; $6.0 million in facility closure costs; and $4.5 million related to international trade.

Additionally, the Company uses derivative contracts to hedge, in certain circumstances, its exposure to fluctuations in the cost of energy, raw materials, and the value of foreign currencies. As part of certain of these contracts, the Company has agreed that the net value of the derivative instrument being used as a hedge will become immediately payable, or receivable, if there is deterioration in the Company's credit rating to non-investment grade. At December 31, 2001, the net value of hedges that would become immediately payable in the event of a downgrade in the Company's credit to non-investment grade was less than $3 million, after-tax.

Retirement Benefits

The Company's defined benefit pension plan remained overfunded with investments exceeding liabilities by approximately $200 million at December 31, 2001. However, the value of pension plan assets declined by approximately $376 million during 2001 primarily due to the decline in the equity markets in 2001 and payment of benefits. This decline in the value of pension assets along with increased pension liabilities and higher projected retiree health care costs will result in a net non-cash, pre-tax retirement benefit expense for 2002 of approximately $24 million. This compares to non-cash pre-tax income of $53.1 million in 2001.

The Company's defined benefit pension plan is fully funded with assets in excess of the projected benefit obligation. Under current Internal Revenue Code (Section 420) provisions, certain amounts that the Company pays for retiree health care benefits may be reimbursed annually from the excess pension plan assets. During the 2001 second quarter, the Company recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. The ability of the Company to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension assets less pension obligations) changes constantly due to the volatility of pension asset investments. Due to the decline in the U.S. equities market in 2001, the pension overfunded status at the beginning of 2002 is below the threshold required to fully reimburse the Company for retiree medical costs in 2002. This will negatively impact the after-tax cash flow in 2002 by approximately $22 million. The ability to resume full reimbursement to the Company for retiree health care costs beyond 2002 will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree health care costs from pension surplus. Beginning in the second half of 2001, the Company began funding certain retiree health care benefits for Allegheny Ludlum using plan assets held in a Voluntary Employee Benefit Association (VEBA) trust. This allows the Company to recover a portion of the retiree medical costs that were previously funded from the pension surplus. The Company may continue to fund certain retiree medical benefits utilizing the plan assets held in the VEBA if the value of these plan assets exceed $50 million.

Accounting standards require a minimum pension liability be recorded if the value of pension assets are less than the accumulated pension benefit obligation (ABO) at the end of the year. Based upon the value of pension assets as of December 31, 2001, the Company is not required to record such a minimum pension liability. However, if the value of pension assets were to decline to a level below the ABO, the Company would record a minimum pension liability and record a charge to shareholders' equity for the value of the prepaid pension asset currently recognized on the balance sheet, and the required minimum pension liability, net of deferred taxes.

Other

On February 14, 2002, the Board of Directors declared a regular quarterly dividend of $0.20 per share of common stock. The dividend was paid on March 12, 2002 to stockholders of record at the close of business on February 25, 2002. The Company paid a quarterly dividend of $0.20 per share of common stock during each of the 2001 quarters. The future declaration and payment of dividends and the amount of such dividends will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, any limitations imposed by credit agreements or senior securities, and other factors deemed relevant by the Board of Directors.

In October 1998, the Company's Board of Directors authorized up to a total of 25 million shares of Allegheny Technologies common stock to be acquired under the Company's stock repurchase program from time-to-time in the open market or in negotiated transactions. From the inception of the share repurchase program through December 31, 2001, the Company repurchased 20.5 million shares at a cost of $531.5 million. The Company has not repurchased shares under the program since early 2001 and does not expect to resume repurchases under the program in the foreseeable future.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstances. Application of these accounting principles requires Allegheny Technologies management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements giving due regard to materiality.

Inventories

At December 31, 2001, the Company had net inventory of $508.4 million. Inventories are stated at the lower of cost (last-in, first-out (LIFO), first-in, first-out (FIFO) and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Most of the Company's inventory is valued utilizing the LIFO costing methodology. Inventory of the Company's non-U.S. operations are valued using average cost or FIFO methods.

The Company evaluates product lines on a quarterly basis to identify inventory values that exceed estimated net realizable value. The calculation of a resulting reserve, if any, is recognized as an expense in the period that the need for the reserve is identified. At December 31, 2001, the amount of such reserves were immaterial. It is the Company's general policy to write-down to scrap value any inventory that is identified as obsolete and any inventory that has aged or has not moved in more than twelve months. In some instances this criterion is twenty-four months.

Revenue Recognition and Accounts Receivable

Revenue is recognized when title passes or as services are rendered. The Company has no significant unusual sale arrangements with any of its customers.

The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Accounts receivable reserves are based upon an aging of accounts plus identified specific accounts. Accounts receivable are presented net of a reserve for doubtful accounts of $12.3 million at December 31, 2001 and $7.4 million at December 31, 2000, which represented 4.3 percent and 2.2 percent, respectively, of total gross accounts receivable. During 2001, in recognition of the decline in the economy and reduced availability of credit, the Company recognized expense of $10.1 million to increase the reserve for doubtful accounts and wrote-off $5.2 million of uncollectable accounts, which reduced the reserve.

Asset Impairment

The Company monitors the recoverability of the carrying value of its long-lived assets. An impairment charge is recognized when the expected net undiscounted future cash flows from an asset's use (including any proceeds from disposition) are less than the asset's carrying value and the asset's carrying value exceeds its fair value.

At December 31, 2001, the Company had $188.4 million of goodwill on its balance sheet. Of the total, $126.6 million related to the Flat-Rolled Products segment, $51.5 million related to the High Performance Metals segment, and $10.3 million related to the Industrial Products segment. For 2001 and prior years, the Company was required to evaluate whether the goodwill presented on the balance sheet was impaired based upon the undiscounted future cash flows of the operating company for which the goodwill relates.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142, the test for goodwill impairment changed and, commencing in 2002, goodwill is required to be reviewed annually, or more frequently if impairment indicators arise. The new impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

The Company is currently evaluating whether the goodwill on the balance sheet at December 31, 2001 is impaired at January 1, 2002. If goodwill is determined to be impaired, the Company would record a non-cash after-tax charge for the amount of the impairment. This initial impairment charge, if any, would be recorded as a cumulative effect of a change in accounting principle in the Company's results for the quarter ended June 30, 2002.

Contingencies

When it is probable that a liability has been incurred or an asset of the Company has been impaired, a loss is recognized assuming the amount of the loss can be reasonably estimated.

The Company is subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and the management and disposal of hazardous substances, and which may require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. The Company could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at its facilities. The Company is currently involved in the investigation and remediation of a number of the Company's current and former sites as well as third party sites under these laws. The Company's reserves for environmental remediation totaled approximately $46.7 million at December 31, 2001. Based on currently available information, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period. In addition, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operation. With respect to proceedings brought under the federal Superfund laws, or similar state statutes, the Company has been identified as a potentially responsible party at approximately 31 of such sites, excluding those at which it believes it has no future liability. The Company's involvement is very limited or de minimis at approximately 13 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material. The Company is a party to various cost-sharing arrangements with other PRPs at the sites. The terms of the cost-sharing arrangements are subject to non-disclosure agreements as confidential information. Nevertheless, the cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of the obligations or to pre-pay into an escrow or trust account their share of anticipated site-related costs. In addition, the Federal government, through various agencies, is a party to several such arrangements.

Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not take into account the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites after an assessment is made of the likelihood that such parties will fulfill their obligations at such sites. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

Retirement Benefits

The Company has defined benefit pension plans and defined contribution plans covering substantially all of its employees. The Company has not made contributions to the defined benefit pension plan in the past six years because the plan has remained fully funded. The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions", which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining the Company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The Company has assumed, based upon the types of securities the plan assets are invested in and the long-term historical returns of these investments, that the long-term expected return on pension assets will be 9 percent. The assumed long-term rate of return on assets is applied to the market value of plan assets at the end of the previous year. This produces the expected return on plan assets that is included in annual pension income (expense) for the current year. The cumulative difference between this expected return and the actual return on plan assets is deferred and amortized into pension income or expense over future periods. *The expected return on plan assets can vary significantly from year to year since the calculation is dependent on* the market value of plan assets as of the end of the preceding year. U.S. generally accepted accounting principles allow companies to calculate expected return on pension assets using either an average of fair market values of pension assets over a period not to exceed five years, which reduces the volatility in reported pension income or expense, or their fair market value at the end of the previous year. However, the Securities and Exchange Commission currently does not permit companies to change from the fair market value at the end of the previous year methodology to an averaging of fair market values of plan assets methodology. As a result, the Company's results of operations and those of other companies, including companies with which we compete, may not be comparable due to these different methodologies in calculating expected return on pension assets.

At the end of each year, the Company determines the discount rate to be used to value pension plan liabilities. In accordance with SFAS No. 87, the discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company assesses the rates of return on high quality, fixed-income investments. Changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred in accordance with SFAS No. 87.

The Company also sponsors several defined benefit postretirement plans covering certain hourly and salaried employees. These plans provide health care and life insurance benefits for eligible employees. In certain plans, Company contributions towards premiums are capped based upon the cost as of a certain date, thereby creating a defined contribution. The Company uses actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefits obligations for the plans. The discount rate, which is determined annually at the end of each year, is developed based upon rates of return on high quality, fixed-income investments. At December 31, 2001, the Company determined this rate to be 7 percent. Based upon cost increases quoted by the Company's medical care providers for 2002 and predictions of continued significant medical cost inflation in future years, the Company raised its expected trend in health care costs. The annual assumed rate of increase in the per capita cost of covered benefits for health care plans is estimated at 11 percent in 2002 and is assumed to decrease to 5 percent in the year 2009 and remain level thereafter. As a result of this change in the expected trend of health care costs, the Company's 2002 pre-tax other postretirement benefits expense will increase by approximately $3 million compared to the 2001 expense.

New Accounting Pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Although retaining many of the fundamental recognition and measurement provisions of the existing accounting standards, the new rules significantly change the criteria that would have to be met in order to classify an asset as held-for-sale. This distinction is important because assets to be disposed of are stated at the lower of their fair values or carrying amounts, and depreciation is no longer recognized. SFAS 144 also expands the types of dispositions which qualify for discontinued operations disclosure treatment and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred, rather than as of a measurement date. Effective January 1, 2002, the Company adopted this statement.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), and Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). These statements change the accounting for business combinations, goodwill, intangible assets, and asset retirement obligations.

SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS 142 changes the test for goodwill impairment. The new impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001.

Under SFAS 143, obligations associated with the retirement of tangible long-lived assets, such as landfill and other facility closure costs, would be capitalized and amortized to expense over an asset's useful life using a systematic and rational allocation method. This standard is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating adoption of SFAS 143 and has not yet determined the impact on the overall financial condition of the Company, if any, that may result.

Other Matters

Management

Effective July 1, 2001, James L. Murdy was elected President and Chief Executive Officer by the Company's Board of Directors. Mr. Murdy succeeded Robert P. Bozzone, who remains Chairman of the Board. Mr. Murdy had been Executive Vice President since December 1996 and was Chief Financial Officer from August 1996 through August 2000. Mr. Murdy has also served as a director of the Company since 1999.

Additionally, during the 2001 third quarter, the Company announced assignments establishing the executive management team reporting to James L. Murdy. Douglas A. Kittenbrink was elected to the position of Executive Vice President, Chief Operating Officer, and Jack W. Shilling was elected Executive Vice President, Strategic Initiatives and Technology and Chief Technology Officer. Completing the executive management team are Jon D. Walton, who is Senior Vice President, Chief Legal and Administrative Officer, and Richard J. Harshman, Vice President, Finance and Chief Financial Officer. During the 2001 fourth quarter, Mr. Harshman was elected Senior Vice President, Finance and Chief Financial Officer.

Board of Directors

In July 2001, James C. Diggs, Senior Vice President and General Counsel of PPG Industries, Inc., was elected to the Company's Board of Directors.

In February 2002, Ray J. Groves, President and Chief Operating Officer of Marsh Inc., a subsidiary of Marsh McClennan Companies, Inc. retired from the Company's Board of Directors.

Forward-Looking Statements

From time to time, the Company has made and may continue to make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This annual report contains many forward looking statements, which represent the Company's expectations or beliefs concerning various future events, unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control. Forward looking statements include those statements related to anticipated business, economic and market conditions, product demand, including projected growth in aerospace, electrical energy, power generation, medical and electronics; operational actions, including special charges taken to respond to market conditions; sales and earnings, financial condition, financial performance and growth; prices, price increases and surcharges and the effect of price increases and surcharges on performance; raw material and energy costs; expected capital expenditures; cost reductions, including energy procurement initiatives; anticipated cost savings, including the anticipated time periods in which savings may be realized; capital investments and the impact of investments on the Company's capabilities; working capital, managed working capital and the ability to reduce managed working capital; cash flow, dividends and dividend policy, and potential repurchases of Company stock; projected pension surplus, excess pension income and reimbursement of retiree health care expenditures; realization of deferred income tax assets; anticipated effects of acquisitions, joint ventures or other business combinations on earnings; the outcome of any government inquiries, litigation or other proceedings related to government contracts or other matters; safety performance; and future

environmental costs. These statements are based on current expectations that involve a number of risks and uncertainties, including those described below. Actual results or performance may differ materially from any future results or performance anticipated based on management's current expectations contained in such forward looking statements. The Company assumes no duty to update its forward looking statements. Factors that could cause actual results to differ from those in such forward looking statements include the following:

Risks Associated with Environmental Matters. The Company is subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and disposal of hazardous substances, and which may require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. The Company could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at the Company's facilities. The Company is currently involved in the investigation and remediation of a number of the Company's current and former sites as well as third party locations sites under these laws. The Company's reserves for environmental remediation totaled approximately $46.7 million at December 31, 2001.

With respect to proceedings brought under the federal Superfund laws, or similar state statutes, the Company has been identified as a potentially responsible party at approximately 31 of such sites, excluding those at which it believes it has no future liability. The Company's involvement is very limited or de minimis at approximately 13 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material.

The Company is a party to various cost-sharing arrangements with other PRPs at the sites. The terms of the cost-sharing arrangements are subject to non-disclosure agreements as confidential information. Nevertheless, the cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of the obligations or to pre-pay into an escrow or trust account their share of anticipated site-related costs. In addition, the Federal government, through various agencies, is a party to several such arrangements.

The Company believes that it operates its businesses in compliance in all material respects with applicable environmental laws and regulations. However, the Company is a party to lawsuits and other proceedings involving alleged violations of environmental laws. When the Company's liability is probable and it can reasonably estimate its costs, the Company records environmental liabilities on its financial statements. However, some of these environmental investigations are not at a stage where the Company has been able to determine liability, or if liability is probable, to reasonably estimate the loss or range of loss. Estimates of the Company's liability remain subject to additional uncertainties regarding: the nature and extent of site contamination; the range of remediation alternatives available; evolving remediation standards; imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost; the extent of corrective actions that may be required; and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceed and the Company receives new information, the Company expects that it will adjust its accruals to reflect new information. Future adjustments could have a material adverse effect on the Company's results of operations in a given period, but the Company cannot reliably predict the amounts of such future adjustments.

Based on currently available information, the Company's management does not believe that future environmental costs, in excess of those already accrued, will materially adversely affect the Company's financial condition or results of operations. However, the Company cannot provide any assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

Risks Associated with Retirement Benefits. The Company's defined benefit pension plan is fully funded with assets in excess of the projected benefit obligation. Under current Internal Revenue Code (Section 420) provisions, certain amounts that the Company pays for retiree health care benefits may be reimbursed annually from the excess pension plan assets. During the 2001 second quarter, the Company recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. The ability of the Company to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension assets less pension obligations) changes constantly due to the volatility of pension asset investments. Due to the decline in the U.S. equities market in 2001, the pension overfunded status at the beginning of 2002 is below the threshold required to fully reimburse the Company for retiree medical costs in 2002. This will negatively impact the Company's after-tax cash flow in 2002 by approximately $22 million. The ability to resume reimbursement to the Company for retiree health care costs beyond 2002 from excess pension plan assets will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree

health care costs from pension surplus. Beginning in the second half of 2001, the Company began funding certain retiree health care benefits for Allegheny Ludlum using plan assets held in a Voluntary Employee Benefit Association (VEBA) trust. This allows the Company to recover a portion of the retiree medical costs that were previously funded from the pension surplus. The Company may continue to fund certain retiree medical benefits utilizing the plan assets held in the VEBA if the value of these plan assets exceed $50 million.

Accounting standards require a minimum pension liability be recorded if the value of pension assets are less than the accumulated pension benefit obligation (ABO) at the end of the year. Based upon the value of pension assets as of December 31, 2001, the Company would not be required to record such a minimum pension liability. However, if the value of pension assets were to decline to a level below the ABO, the Company would record a minimum pension liability and record a charge to shareholders' equity for the value of the prepaid pension asset currently recognized on the balance sheet, and the required minimum pension liability, net of deferred taxes.

Risks Associated with Insurance Matters. The Company obtains various kinds of insurance as may be needed to conduct its business. Such insurance may include all risk property, workers' compensation, third party liability, and other coverages deemed necessary and prudent. In view of the events of September 11, 2001 and for other reasons associated with the world economies, the Company cannot predict the conditions under which it will be able to obtain insurance coverage in the future, the level of premiums, the size of deductibles, or any other adjustments to the cost or coverage of insurance.

Cyclical Demand for Products. The cyclical nature of the industries in which the Company's customers operate cause demand for products to be cyclical, creating uncertainty regarding future profitability. Various changes in general economic conditions affect the industries in which the Company's customers operate. These changes include decreases in the rate of consumption or use of the Company's customers' products due to economic downturns. Other factors causing fluctuation in the Company's customers' positions are changes in market demand, lower overall pricing due to national and international overcapacity, currency fluctuations, lower priced imports and increases in use or decreases in prices of substitute materials. As a result of these factors, the Company's profitability has been and may in the future be subject to significant fluctuation.

Price Deflation. The current trend of price deflation for many commodity products has adversely affected prices for many of the Company's commodity products, including stainless steel, and may continue to do so. Therefore, revenues and operating results have been and may continue to be adversely affected by a deflationary price environment for these products.

Volatility of Energy Prices; Availability of Energy Resources. Energy resources markets are subject to conditions that create uncertainty in the prices and availability of energy resources upon which we rely. The Company relies upon third parties for its supply of energy resources consumed in the manufacture of products. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond the Company's control. Disruptions in the supply of energy resources could temporarily impair the ability to manufacture products for customers. Further, increases in energy costs, or changes in costs relative to energy costs paid by competitors, has and may continue to adversely affect the Company's profitability. These factors also impact the Company's ability to implement or maintain energy surcharges and influence the business decisions made by suppliers and customers. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive, increased energy prices may have an adverse effect on the Company's results of operations and financial condition. The company uses approximately 10 to 12 million MMBtu's of natural gas annually, depending upon business conditions, in the manufacture of its products. These purchases of natural gas expose the Company to risk of higher gas prices. For example, a hypothetical $1.00 per MMBtu increase in the price of natural gas would result in increased annual energy costs of approximately $10 to $12 million.

As part of its risk management strategy the Company, from time to time, purchases swap contracts to manage exposure to changes in energy costs. The contracts obligate the Company to make or receive a payment equal to the net change in value of the contract at its maturity. These contracts are designated as hedges of the variability in cash flows of a portion of the Company's forecasted energy payments.

Volatility of Prices of Critical Raw Materials; Unavailability of Raw Materials. The Company relies to a substantial extent on outside vendors to supply certain raw materials that are critical to the manufacture of products. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time, the Company may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms acceptable, or at all.

If suppliers increase the price of critical raw materials, the Company may not have alternative sources of supply. In addition, to the extent that the Company has quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, the Company may be unable to raise the price of products to cover all or part of the increased cost of the raw materials.

The manufacture of some of the Company's products is a complex process and requires long lead times. As a result, the Company has in the past and may in the future experience delays or shortages in the supply of raw materials. If unable to obtain adequate and timely deliveries of required raw materials, the Company may be unable to timely manufacture sufficient quantities of products. This could cause the Company to lose sales, incur additional costs, delay new product introductions and suffer harm to its reputation.

While the Company enters into raw materials, such as nickel, futures contracts from time to time to hedge exposure to price fluctuations, the Company cannot be certain that its hedge position adequately reduces exposure. The Company believes that it has adequate controls to monitor these contracts, but it may not be able to accurately assess exposure to price volatility in the markets for critical raw materials. In addition, although the Company occasionally uses raw materials surcharges to offset the impact of increased costs, competitive factors in the marketplace can limit ability to institute surcharges, and there can be a delay between the increase in the price of raw materials and the realization of the benefit of surcharges. For example, since the Company generally uses in excess of 40,000 tons of nickel each year, a hypothetical change of $1.00 per pound in nickel prices would result in increased costs of approximately $80 million.

The Company acquires certain important raw materials that it uses to produce specialty materials, including nickel, chrome, cobalt, titanium sponge and ammonia paratungstate, from foreign sources. Some of these sources operate in countries that may be subject to unstable political and economic conditions. These conditions may disrupt supplies or affect the prices of these materials.

Labor Matters. The Company has approximately 10,700 employees. A portion of the Company's workforce is covered by various collective bargaining agreements, principally with the United Steelworkers of America ("USWA"), including: approximately 3,700 Allegheny Ludlum production and maintenance employees covered by collective bargaining agreements between Allegheny Ludlum and the USWA, which are effective through June 2007; approximately 325 Oremet employees covered by a collective bargaining agreement with the USWA which is effective through June 2007; and approximately 660 Wah Chang employees covered by a collective bargaining agreement with the USWA which expired in October 2000.

Generally, agreements that expire may be terminated after notice by the USWA. After termination, the USWA may authorize a strike. A strike by the employees covered by one or more of the collective bargaining agreements could materially adversely affect the Company's operating results. There can be no assurance that the Company will succeed in concluding collective bargaining agreements with the USWA or other unions to replace those that expire.

During the 2001 third quarter, the USWA employees at the Wah Chang facility, located in Albany, Oregon, went on strike after the union membership rejected the previously negotiated tentative contract. After a brief shutdown, and while the Company and the USWA continued discussions, the Company resumed full operation of the plant with management and salaried employees and replacement workers. The Wah Chang facility is involved in the production of exotic alloys including zirconium and niobium, and the strike does not impact other Company operations.

Export Sales. The Company believes that export sales will continue to account for a significant percentage of the Company's future revenues. Risks associated with export sales include: political and economic instability, including weak conditions in the world's economies; accounts receivable collection; export controls; changes in legal and regulatory requirements; policy changes affecting the markets for the Company's products; changes in tax laws and tariffs; and exchange rate fluctuations (which may affect sales to international customers and the value of profits earned on export sales when converted into dollars). Any of these factors could materially adversely effect the Company's results for the period in which they occur.

Interest Rate Risk. The Company attempts to maintain a reasonable balance between fixed- and floating-rate debt to keep financing costs as low as possible. At December 31, the Company had approximately $124 million of floating rate debt outstanding with an average interest rate of approximately 2.9 percent. Since the interest rate on this debt floats with the short-term market rate of interest, the Company is exposed to the risk that these interest rates may increase. For example, a hypothetical 1 percent in rate of interest on $124 million of outstanding floating rate debt would result in increased annual financing costs of $1.2 million.

Risks Associated with Acquisition and Disposition Strategies. The Company intends to continue to strategically position its businesses in order to improve its ability to compete. The Company plans to do this by seeking specialty niches, expanding its global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of existing business units. The Company regularly considers acquisition, joint ventures, and other business combination opportunities as well as possible business unit dispositions. From time to time Company management holds discussions with management of other companies to explore such opportunities. As a result, the relative makeup of the businesses comprising the Company is subject to change. Acquisitions, joint ventures, and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; the Company's ability to achieve identified financial and operating synergies anticipated to

result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. International acquisitions and other transactions could be affected by export controls, exchange rate fluctuations, domestic and foreign political conditions and a deterioration in domestic and foreign economic conditions.

Uncertainties Relating to Spin-Offs—General. In the spin-offs of Teledyne and Water Pik, completed in November 1999, the new companies agreed to assume and to defend and hold the Company harmless against all liabilities (other than certain income tax liabilities) associated with the historical operations of their businesses, including all government contracting, environmental, product liability and other claims and demands, whenever any such claims or demands might arise or be made. If the new companies were unable or otherwise fail to satisfy these assumed liabilities, the Company could be required to satisfy them, which could have a material adverse effect on the Company's results of operations and financial condition.

Uncertainties Relating to Spin-Offs—Tax Ruling. While the tax ruling relating to the qualification of the spin-offs of Teledyne and Water Pik as tax-free distributions within the meaning of the Internal Revenue Code generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and uncertainties that, among other things, require the new companies to take or refrain from taking certain actions. If a spin-off were not to qualify as a tax-free distribution within the meaning of the Internal Revenue Code, the Company would recognize taxable gain generally equal to the amount by which the fair market value of the common stock distributed to the Company's stockholders in the spin-off exceeded the Company's basis in the new company's assets. In addition, the distribution of the new company's common stock to Company stockholders would generally be treated as taxable to the Company's stockholders in an amount equal to the fair market value of the common stock they received. If a spin-off qualified as a distribution within the meaning of the Internal Revenue Code but was disqualified as tax-free to the Company because of certain post-spin-off circumstances, the Company would recognize taxable gain as described in the preceding sentence, but the distribution of the new company's common stock to the Company's stockholders in the spin-off would generally be tax-free to each Company stockholder. In the spin-offs, the new companies executed tax sharing and indemnification agreements in which each agreed to be responsible for any taxes imposed on and other amounts paid by the Company, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of the Internal Revenue Code if the failure or disqualification is caused by post-spin-off actions by or with respect to that company or its stockholders. Potential liabilities under these agreements could exceed the respective new company's net worth by a substantial amount. If either or both of the spin-offs were not to qualify as tax-free distributions to the Company or its stockholders, and either or both of the new companies were unable or otherwise failed to satisfy the liabilities they assumed under the tax sharing and indemnification agreements, the Company could be required to satisfy them without full recourse against the new companies. This could have a material adverse effect on the Company's results of operations and financial condition.

Risks Associated with Government Contracts. One of the Company's operating companies directly performs contractual work for the U.S. Government. Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) could be asserted against the Company related to its U.S. Government contract work. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations.

Risks Associated with September 11, 2001. The September 11, 2001 terrorist attacks and the possibility of additional attacks have adversely affected the U.S. and other economies and are likely to adversely affect the Company's operating results. These attacks and similar acts of violence or war could further exacerbate prevailing recessionary trends. As a result, demand for products, and the Company's profitability, could decline significantly. In particular, the events of September 11 have resulted in sharply reduced air travel, which has led to curtailed or delayed new plane orders and the idling of large portions of the fleets of commercial airlines. A significant portion of the sales of the High Performance Metals segment products are made to customers in the aerospace industry, and we expect that reduced orders from those customers will adversely affect the Company's results of operations.

Allegheny Technologies Incorporated and Subsidiaries
Consolidated Statements of Operations

(In millions except per share amounts)

For the Years Ended December 31,	**2001**	2000	1999
Sales	**$2,128.0**	$ 2,460.4	$ 2,296.1
Costs and expenses:			
Cost of sales	**1,862.3**	1,998.5	1,877.9
Selling and administrative expenses	**198.8**	203.7	229.1
Restructuring and transformation costs	**74.2**	29.5	5.6
Income (loss) before interest, other income and income taxes	**(7.3)**	228.7	183.5
Interest expense, net	**29.3**	34.4	25.9
Other income	**0.2**	14.5	16.6
Income (loss) from continuing operations before income taxes and extraordinary gains	**(36.4)**	208.8	174.2
Income tax provision (benefit)	**(11.2)**	76.3	63.2
Income (loss) from continuing operations before extraordinary gains	**(25.2)**	132.5	111.0
Income from discontinued operations, net of income taxes	**—**	—	59.6
Extraordinary gains on sales of operations, net of income taxes	**—**	—	129.6
Net income (loss)	**$ (25.2)**	$ 132.5	$ 300.2
Basic net income (loss) per common share:			
Income (loss) from continuing operations before extraordinary gains	**$ (0.31)**	$ 1.60	$ 1.17
Income from discontinued operations	**—**	—	0.62
Extraordinary gains on sales of operations	**—**	—	1.36
Basic net income (loss) per common share	**$ (0.31)**	$ 1.60	$ 3.15
Diluted net income (loss) per common share:			
Income (loss) from continuing operations before extraordinary gains	**$ (0.31)**	$ 1.60	$ 1.16
Income from discontinued operations	**—**	—	0.62
Extraordinary gains on sales of operations	**—**	—	1.35
Diluted net income (loss) per common share	**$ (0.31)**	$ 1.60	$ 3.13

The accompanying notes are an integral part of these statements.

Allegheny Technologies Incorporated and Subsidiaries
Consolidated Balance Sheets

(In millions except share and per share amounts)

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 33.7	$ 26.2
Accounts receivable, net	274.6	325.3
Inventories	508.4	585.7
Income tax refunds	48.5	—
Deferred income taxes	33.5	61.2
Prepaid expenses and other current assets	27.4	24.4
Total Current Assets	926.1	1,022.8
Property, plant and equipment, net	828.9	872.0
Prepaid pension cost	632.9	593.6
Cost in excess of net assets acquired	188.4	194.5
Other assets	66.9	93.3
Total Assets	$ 2,643.2	$ 2,776.2
Liabilities and Stockholders' Equity		
Accounts payable	$ 155.3	$ 169.3
Accrued liabilities	168.2	191.0
Short-term debt and current portion of long-term debt	9.2	53.2
Total Current Liabilities	332.7	413.5
Long-term debt	573.0	490.6
Accrued postretirement benefits	506.1	525.9
Deferred income taxes	153.7	158.7
Other	133.0	148.3
Total Liabilities	1,698.5	1,737.0
Stockholders' Equity:		
Preferred stock, par value $0.10: authorized - 50,000,000 shares; issued - none	—	—
Common stock, par value $0.10: authorized - 500,000,000 shares; issued 98,951,490 in 2001 and 2000; outstanding - 80,314,624 shares in 2001 and 80,339,957 shares in 2000	9.9	9.9
Additional paid-in capital	481.2	481.2
Retained earnings	957.5	1,050.0
Treasury stock: 18,636,866 shares in 2001 and 18,611,533 shares in 2000	(478.2)	(482.3)
Accumulated other comprehensive loss, net of tax	(25.7)	(19.6)
Total Stockholders' Equity	944.7	1,039.2
Total Liabilities and Stockholders' Equity	$ 2,643.2	$ 2,776.2

The accompanying notes are an integral part of these statements.

Allegheny Technologies Incorporated and Subsidiaries
Consolidated Statements of Cash Flows

(In millions)

For the Years Ended December 31,	**2001**	2000	1999
Operating Activities:			
Net income (loss)	**$ (25.2)**	$ 132.5	$ 300.2
Less: Extraordinary gains on sales of operations, net of tax	**—**	—	129.6
Income from discontinued operations, net of tax	**—**	—	59.6
Income (loss) from continuing operations	**(25.2)**	132.5	111.0
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**98.6**	99.7	95.3
Restructuring costs and asset write-offs	**79.7**	30.8	—
Deferred income taxes	**24.5**	57.8	(11.3)
Gains on sales of investments and businesses	**(2.8)**	(11.6)	—
Change in operating assets and liabilities:			
Inventories	**67.9**	(20.4)	(0.5)
Accrued liabilities	**(49.9)**	(61.5)	28.0
Prepaid pension cost	**(49.0)**	(89.8)	(66.9)
Accrued income taxes	**(48.5)**	0.2	(69.4)
Accounts receivable	**47.1**	15.9	(26.5)
Accounts payable	**(12.5)**	(3.6)	31.9
Other	**(7.1)**	(14.5)	11.3
Cash provided by operating activities	**122.8**	135.5	102.9
Investing Activities:			
Purchases of property, plant and equipment	**(104.2)**	(60.2)	(74.1)
Proceeds from sales of businesses and investments	**17.9**	17.0	370.4
Disposals of property, plant and equipment	**4.3**	5.2	28.5
Purchases of businesses and investment in ventures	**(0.5)**	(28.1)	(23.9)
Proceeds from spin-offs of Teledyne and Water Pik	**—**	—	134.0
Other	**(2.5)**	(3.9)	(5.2)
Cash provided by (used in) investing activities	**(85.0)**	(70.0)	429.7
Financing Activities:			
Issuance of 8.375% Notes, net	**292.5**	—	—
Net borrowings (repayments) under credit facilities	**(266.6)**	195.1	(82.2)
Dividends paid	**(64.2)**	(66.0)	(122.1)
Borrowings of other long-term debt	**11.5**	—	—
Purchases of common stock	**(3.0)**	(221.0)	(257.6)
Payments of long-term debt and capital leases	**(0.7)**	(1.4)	(1.7)
Exercises of stock options	**0.2**	3.3	8.2
Payments of short-term debt	**—**	—	(70.0)
Cash used in financing activities	**(30.3)**	(90.0)	(525.4)
Net cash used in discontinued operations	**—**	—	(30.7)
Increase (decrease) in cash and cash equivalents	**7.5**	(24.5)	(23.5)
Cash and cash equivalents at beginning of year	**26.2**	50.7	74.2
Cash and cash equivalents at end of year	**$ 33.7**	$ 26.2	$ 50.7

Amounts presented on the Consolidated Statements of Cash Flows may not agree to the corresponding changes in balance sheet items due to the accounting for purchases and sales of businesses and the effects of foreign currency translation.

The accompanying notes are an integral part of these statements.

Allegheny Technologies Incorporated and Subsidiaries
Consolidated Statements of Stockholders' Equity

(In millions except per share amounts)	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Stockholders' Equity
Balance, December 31, 1998	$ 9.9	$ 477.2	$ 923.9	$ (67.6)	$ (3.5)	$ 1,339.9
Net income	—	—	300.2	—	—	300.2
Other comprehensive income, net of tax:						
Foreign currency translation gains	—	—	—	—	2.7	2.7
Change in unrealized gains on securities	—	—	—	—	4.8	4.8
Comprehensive income	—	—	300.2	—	7.5	307.7
Purchase of common stock	—	—	—	(257.6)	—	(257.6)
Cash dividends on common stock ($1.28 per share)	—	—	(122.1)	—	—	(122.1)
Spin-off of Water Pik Technologies, Inc.	—	—	(54.6)	—	0.3	(54.3)
Spin-off of Teledyne Technologies Incorporated	—	—	(41.6)	—	(0.8)	(42.4)
Employee stock plans	—	3.8	(11.3)	36.5	—	29.0
Balance, December 31, 1999	9.9	481.0	994.5	(288.7)	3.5	1,200.2
Net income	—	—	132.5	—	—	132.5
Other comprehensive income, net of tax:						
Foreign currency translation losses	—	—	—	—	(19.4)	(19.4)
Change in unrealized gains on securities	—	—	—	—	(3.7)	(3.7)
Comprehensive income (loss)	—	—	132.5	—	(23.1)	109.4
Cash dividends on common stock ($0.80 per share)	—	—	(66.0)	—	—	(66.0)
Purchase of common stock	—	—	—	(221.0)	—	(221.0)
Employee stock plans	—	0.2	(11.0)	27.4	—	16.6
Balance, December 31, 2000	9.9	481.2	1,050.0	(482.3)	(19.6)	1,039.2
Net income (loss)	—	—	(25.2)	—	—	(25.2)
Other comprehensive loss, net of tax:						
Foreign currency translation losses	—	—	—	—	(0.2)	(0.2)
Unrealized losses on energy, raw material and currency hedges	—	—	—	—	(2.2)	(2.2)
Change in unrealized gains on securities	—	—	—	—	(3.7)	(3.7)
Comprehensive income (loss)	—	—	(25.2)	—	(6.1)	(31.3)
Cash dividends on common stock ($0.80 per share)	—	—	(64.2)	—	—	(64.2)
Purchase of common stock	—	—	—	(3.0)	—	(3.0)
Employee stock plans	—	—	(3.1)	7.1	—	4.0
Balance, December 31, 2001	$ 9.9	$ 481.2	$ 957.5	$ (478.2)	$ (25.7)	$ 944.7

The accompanying notes are an integral part of these statements.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors
Allegheny Technologies Incorporated

We have audited the accompanying consolidated balance sheets of Allegheny Technologies Incorporated and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Technologies Incorporated at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 14, 2002
Pittsburgh, Pennsylvania

Note 1. Summary of Significant Accounting Policies —

Principles of Consolidation

The consolidated financial statements include the accounts of Allegheny Technologies Incorporated and its subsidiaries, including the Chinese joint venture known as Shanghai STAL Precision Stainless Steel Co., LTD, in which the Company has a 60 percent interest. Significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, "Allegheny Technologies" and the "Company" refer to Allegheny Technologies Incorporated and its subsidiaries.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters. Management believes that the estimates are reasonable.

Cash Equivalents and Investments

Cash equivalents are highly liquid investments valued at cost, which approximates fair value, acquired with original maturity of three months or less.

The Company's investments in debt and equity securities are classified as available-for-sale and are reported at fair values, with net unrealized appreciation and depreciation on investments reported as a component of accumulated other comprehensive income.

The fair values of financial instruments approximated their carrying values at December 31, 2001. Fair values have been determined through information obtained from quoted market sources and management estimates.

Accounts Receivable

Accounts receivable are presented net of a reserve for doubtful accounts of $12.3 million at December 31, 2001 and $7.4 million at December 31, 2000. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Accounts receivable reserves are determined based upon an aging of accounts and a review of specific accounts.

Inventories

Inventories are stated at the lower of cost (last-in, first-out (LIFO), first-in, first-out (FIFO), and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Most of the Company's inventory is valued utilizing the LIFO costing methodology. Inventory of the Company's non-U.S. operations is valued using average cost or FIFO methods.

The Company evaluates product lines on a quarterly basis to identify inventory values that exceed estimated net realizable value. The calculation of a resulting reserve, if any, is recognized as an expense in the period that the need for the reserve is identified. It is the Company's general policy to write-down to scrap value any inventory that is identified as obsolete and any inventory that has aged or has not moved in more than twelve months. In some instances this criterion is twenty-four months.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The principal method of depreciation adopted for all property placed into service after July 1, 1996 is the straight-line method. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. Significant enhancements that extend the lives of property and equipment are capitalized. Costs related to repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and any related gains or losses are included in income.

The Company monitors the recoverability of the carrying value of its long-lived assets. An impairment charge is recognized when the expected net undiscounted future cash flows from an asset's use (including any proceeds from disposition) are less than the asset's carrying value and the asset's carrying value exceeds its fair value. In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which

supersedes the existing accounting standards. Although retaining many of the fundamental recognition and measurement provisions of the existing accounting standards, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets to be disposed of are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. SFAS 144 also expands the types of dispositions which qualify for discontinued operations disclosure treatment and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred, rather than as of a measurement date. Effective January 1, 2002, the Company adopted this statement.

Cost in Excess of Net Assets Acquired

At December 31, 2001, the Company had $188.4 million of goodwill on its balance sheet. Of the total, $126.6 million related to the Flat-Rolled Products segment, $51.5 million related to the High Performance Metals segment, and $10.3 million related to the Industrial Products segment. Cost in excess of net assets acquired related to businesses purchased after November 1970 was amortized on a straight-line basis over periods not exceeding 40 years. Goodwill amortization expense was $5.8 million, $5.7 million and $4.6 million in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, accumulated amortization related to goodwill was $34.2 million and $28.4 million, respectively. For 2001 and prior years, the Company evaluated whether the goodwill presented on the balance sheet was impaired based upon the undiscounted future cash flows of the operating company for which the goodwill relates. Effective January 1, 2002, goodwill will be evaluated in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, discussed below.

Environmental

Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not take into account the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites after an assessment is made of the likelihood that such parties will fulfill their obligations at such sites. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

Revenue Recognition

Revenue is recognized when title passes or as services are rendered.

Research and Development

Company funded research and development costs were $11.3 million in 2001, $13.6 million in 2000 and $15.2 million in 1999 and were expensed as incurred. Customer funded research and development costs were $2.0 million in 2001, $2.0 million in 2000 and $1.1 million in 1999.

Income Taxes

Deferred income taxes are recognized based upon the future income tax effects (which is based upon enacted tax laws and rates) of the differences that arise in the carrying amount of assets and liabilities for financial reporting and tax purposes.

Net Income (Loss) Per Common Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted income per share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

Derivative Financial Instruments and Hedging

As part of its risk management strategy the Company, from time to time, purchases exchange-traded futures and swap contracts to manage exposure to changes in nickel prices, a component of raw material cost for some of its flat-rolled and high performance metals products, and energy costs. The contracts obligate the Company to make or receive a payment equal to the net change in value of the contract at its maturity. These contracts are designated as hedges of the variability in cash flows of a portion of the Company's forecasted purchases of nickel and energy payments.

Foreign currency exchange contracts are used to limit transactional exposure to changes in currency exchange rates. The Company sometimes purchases foreign currency forward contracts that permit it to sell specified amounts of foreign currencies expected to be received from its export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts, which are not financially material, are designated as hedges of the variability in cash flows of a portion of the Company's forecasted export sales transactions in which settlement will occur in future periods and which otherwise would expose the Company, on the basis of its aggregate net cash flows in respective currencies, to foreign currency risk.

In general, hedge effectiveness is determined by examining the relationship between offsetting changes in fair value or cash flows attributable to the item being hedged and the financial instrument being used for the hedge. Effectiveness is measured utilizing regression analysis and other techniques, to determine whether the change in the fair market value or cash flows of the derivative exceeds the change in fair value or cash flow of the hedged item. Calculated ineffectiveness, if any, is immediately recognized on the statement of operations.

Effective January 1, 2001, the Company began accounting for all of these contracts as hedges under FASB Statement 133. Changes in the fair value of these contracts are recognized as a component of other comprehensive income (loss) in stockholders' equity until the hedged item is recognized in the statement of operations. If a portion of the contract is ineffective as a hedge of the underlying exposure, the change in fair value related to the ineffective portion is immediately recognized as income or expense.

Foreign Currency Translation

Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates during the period. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

New Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), and Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). These statements change the accounting for business combinations, goodwill, intangible assets, and asset retirement obligations.

SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS 142 changes the test for goodwill impairment. The new impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001.

The Company is currently evaluating whether the $188.4 million of goodwill at December 31, 2001 is impaired at January 1, 2002. If goodwill is determined to be impaired, the Company would record a non-cash after-tax charge for the amount of the impairment. This initial impairment charge, if any, would be recorded as a cumulative effect of a change in accounting principle in the Company's results for the quarter ended June 30, 2002. Amortization of goodwill was $5.8 million in 2001.

Under SFAS 143, obligations associated with the retirement of tangible long-lived assets, such as landfill and other facility closure costs, would be capitalized and amortized to expense over an asset's useful life using a systematic and rational allocation method. This standard is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating adoption of SFAS 143 and has not yet determined the impact on the overall financial condition of the Company, if any, that may result.

Reclassifications

Certain amounts from prior years have been reclassified to conform with the 2001 presentation.

Note 2. Inventories —

(In millions)	December 31, 2001	December 31, 2000
Raw materials and supplies	**$ 85.9**	$ 110.3
Work-in-process	**419.6**	488.4
Finished goods	**83.0**	99.1
Total inventories at current cost	**588.5**	697.8
Less allowances to reduce current cost values to LIFO basis	**(77.2)**	(108.7)
Progress payments	**(2.9)**	(3.4)
Total inventories	**$ 508.4**	$ 585.7

Inventories, before progress payments, determined on the last-in, first-out method were $420.2 million at December 31, 2001 and $478.2 million at December 31, 2000. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.

During 2001 and 2000, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to decrease the net loss by $6.8 million in 2001 and to increase net income by $3.3 million in 2000.

Note 3. Debt —

Debt at December 31, 2001 and 2000 was as follows:

(In millions)	2001	2000
Allegheny Technologies $300 million 8.375% Notes due 2011, net	**$ 292.5**	$ —
Allegheny Ludlum 6.95% debentures, due 2025	**150.0**	150.0
Commercial paper	**70.0**	337.0
Credit agreements	**25.6**	23.5
Industrial revenue bonds, due 2001 through 2007	**22.5**	11.7
Capitalized leases and other	**21.6**	21.6
	582.2	543.8
Short-term debt and current portion of long-term debt	**(9.2)**	(53.2)
Total long-term debt	**$ 573.0**	$ 490.6

Interest expense was $30.7 million in 2001, $37.6 million in 2000 and $30.7 million in 1999. Interest and commitment fees paid were $31.1 million in 2001, $38.0 million in 2000 and $31.5 million in 1999.

Scheduled maturities of borrowings during the next five years are $9.2 million in 2002, $1.5 million in 2003, $1.6 million in 2004, $28.6 million in 2005 and $0.6 million in 2006.

During the fourth quarter of 2000, the Company implemented a commercial paper program. At December 31, 2001, the Company had $70.0 million of commercial paper outstanding, which is scheduled to mature in the first quarter of 2002. These commercial paper borrowings are presented as long-term obligations due to the Company's ability and intent to refinance a portion or all of the these obligations on a long-term basis. The weighted average interest rate for the outstanding commercial paper was 3.09% at December 31, 2001.

In December 2001, the Company issued $300 million of 8.375% Notes due December 15, 2011 in a transaction exempt from registration pursuant to Rule 144A under the Securities Act of 1933, as amended. The Company is required to file a registration statement with the Securities and Exchange Commission in order to offer the holders of the Notes the ability to exchange the outstanding Notes for new notes with substantially identical terms, but which are registered under the Securities Act. Interest on the Notes is payable semi-annually, on June 15 and December 15, and is subject to adjustment under certain circumstances. These Notes contain default provisions with respect to default for the following, among other things: nonpayment of interest on the Notes for 30 days, default in payment when due of principal, or failure to comply with any covenant. Any violation of the default provision could result in the requirement to immediately repay the borrowings. These Notes are presented on the balance sheet net of issuance costs of $7.5 million, which are being amortized over the life of the debt.

On December 21, 2001, the Company entered into a new credit agreement with a group of banks that provides for borrowings of up to $325 million on a revolving credit basis. This new credit agreement replaces a $500 million credit facility, which was to expire in August 2002. The new credit agreement consists of a short-term 364-day $130 million credit facility which expires in December 2002, and a $195 million credit facility which expires in December 2006. The interest is payable based upon London Interbank Offered Rates (LIBOR) plus a spread, which is dependent on the Company's credit rating. The Company also has the option of using other alternative interest rate bases. The agreement provides for a commitment fee of 0.234 percent, or $0.8 million, and an annual facility fee ranging from 0.15 to 0.175 percent. The agreement has various covenants that limit the Company's ability to dispose of assets and merge with another corporation. The Company is also required to maintain a ratio of total consolidated indebtedness to total capitalization of not more than 60 percent. At December 31, 2001, the Company's total consolidated indebtedness to total capitalization calculated in accordance with the credit agreement, which includes certain standby letters of credit and guarantees, was 40 percent. This covenant also has the effect of limiting the total amount of dividend payments and share repurchases. Under this covenant, approximately $312 million, or 33 percent, of the Company's retained earnings, is currently free of restrictions pertaining to cash dividends and share repurchases. The credit agreement also contains a covenant requiring the maintenance of specified consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA"). For 2002, the Company must have, on a quarterly basis for the preceding twelve month period, EBITDA of at least 3.0 times gross interest expense. For 2003 through the remaining life of the credit agreement, the Company must have, on a quarterly basis for the preceding twelve month period, EBITDA of at least 3.5 times gross interest expense. The Company's EBITDA coverage for the twelve months ended December 31, 2001 (calculated in accordance with the credit agreement, which excludes certain non-cash charges) was 5.3 times gross interest expense. The Company had no borrowings outstanding under these revolving credit agreements at December 31, 2001 or 2000.

The Company's subsidiaries also maintain credit agreements with various foreign banks, which provide for borrowings of up to approximately $48 million. These agreements provide for annual facility fees of up to 0.20 percent.

Borrowings outstanding under the credit agreements are unsecured. Commitments under separate standby letters of credit outstanding were $49.6 million at December 31, 2001 and $45.3 million at December 31, 2000.

The Company has no off-balance sheet financing relationships with special purpose entities, structured finance entities, or any other unconsolidated entities.

Note 4. Supplemental Balance Sheet Information —

Cash and cash equivalents at December 31, 2001 and 2000 were as follows:

(In millions)	2001	2000
Cash	$ 19.1	$ 25.2
Other short-term investments, at cost which approximates market	14.6	1.0
Total cash and cash equivalents	$ 33.7	$ 26.2

Accounts receivable are presented net of a reserve for doubtful accounts of $12.3 million at December 31, 2001 and $7.4 million at December 31, 2000. During 2001, the Company recognized expense of $10.1 million to increase the reserve for doubtful accounts and wrote-off $5.2 million of uncollectable accounts, which reduced the reserve.

Property, plant and equipment at December 31, 2001 and 2000 were as follows:

(In millions)	2001	2000
Land	$ 30.6	$ 31.7
Buildings	219.4	216.2
Equipment and leasehold improvements	1,534.4	1,507.9
	1,784.4	1,755.8
Accumulated depreciation and amortization	(955.5)	(883.8)
Total property, plant and equipment	$ 828.9	$ 872.0

Accrued liabilities included salaries and wages of $33.8 million and $37.4 million in 2001 and 2000, respectively.

Note 5. Comprehensive Income (Loss) —

The components of accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2001, 2000 and 1999 were as follows:

(In millions)	**2001**	2000	1999
Net income (loss) (net of taxes (benefit) of $(11.2), $76.3 and $170.9, respectively)	**$(25.2)**	$ 132.5	$ 300.2
Foreign currency translation losses, net of tax:			
Foreign currency translation losses arising during period	**(0.3)**	(21.7)	(2.5)
Foreign currency translation losses realized due to disposal of foreign entities	**0.1**	2.3	5.2
	(0.2)	(19.4)	2.7
Unrealized losses on energy, raw material and currency hedges, net of tax	**(2.2)**	—	—
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period (net of tax of $(1.0), $1.6 and $3.6, respectively)	**(1.4)**	3.8	5.8
Realized gains (losses) included in net income (net of tax (benefit) of $(1.0), $4.3 and $0.5, respectively)	**(2.3)**	(7.5)	(1.0)
	(3.7)	(3.7)	4.8
Comprehensive income (loss)	**$(31.3)**	$ 109.4	$ 307.7

Note 6. Stockholders' Equity —

Preferred Stock

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 2001, there were no shares of preferred stock issued.

Common Stock

At a stockholders' meeting held in November 1999, the Company's stockholders approved a reduction in the authorized number of shares of the Company's common stock and a one-for-two reverse stock split of the common stock. The reverse stock split was effective immediately following the spin-offs of Teledyne Technologies Incorporated ("Teledyne") and Water Pik Technologies, Inc. ("Water Pik") on November 29, 1999. Stockholders' equity has been restated to give retroactive recognition to the reverse stock split for all periods presented by reclassifying from common stock to additional paid-in capital the par value of the number of shares that were eliminated as a result of the reverse stock split. In addition, all references in the financial statements and notes to the number of shares and per share amounts, stock option data and market prices have been restated to reflect this reverse stock split.

During 2000, the Company adopted the Allegheny Technologies Incorporated 2000 Incentive Plan (the "Incentive Plan"). Options granted under the Incentive Plan, and predecessor plans, have been granted at not less than market prices on the dates of grant. Options granted under the Incentive Plan have a maximum term of 10 years. Vesting of stock options granted under the Incentive Plan generally occurs in three annual increments, beginning on the first anniversary of the grant date. At December 31, 2001, approximately 7.1 million shares of common stock were available for future awards under the Incentive Plan.

The Company accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. If compensation cost for these plans had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation," net income would have been reduced by $5.3 million (or $0.07 per diluted share), $7.1 million (or $0.09 per diluted share) and $5.8 million (or $0.06 per diluted share) for the years ended December 31, 2001, 2000 and 1999, respectively.

Under FASB Statement No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected dividend yield	**4.7%**	4.3%	3.7%
Expected volatility	**39%**	36%	35%
Risk-free interest rate	**4.8%**	5.5%	6.5%
Expected lives	**8.0**	8.0	8.0
Weighted average fair value of options granted during year	**$ 4.89**	$ 5.38	$ 7.33

Stock option transactions under the Company's employee plans are summarized as follows:

(shares in thousands)	**2001**		2000		1999	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**4,480**	**$ 30.26**	4,870	$ 29.66	3,578	$ 38.46
Granted	**847**	**17.08**	304	18.59	2,256	22.00
Exercised	**(28)**	**14.53**	(195)	16.95	(408)	17.90
Cancelled	**(222)**	**30.75**	(499)	27.86	(301)	33.69
Teledyne and Water Pik spin-offs	**—**	**—**	—	—	(646)	39.19
Spin-off modification	**—**	**—**	—	—	391	—
Outstanding at end of year	**5,077**	**$ 27.88**	4,480	$ 30.26	4,870	$ 29.66
Exercisable at end of year	**3,453**	**$ 32.10**	2,318	$ 33.62	1,396	$ 33.57

Options outstanding at December 31, 2001 were as follows:

(shares in thousands)

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$9.50-$15.00	320	9.3	$14.75	40	$13.81
15.01-20.00	901	9.0	18.25	140	17.83
20.01-30.00	1,909	7.7	21.78	1,326	21.90
30.01-40.00	877	6.0	36.30	877	36.30
40.01-50.00	1,070	4.8	43.84	1,070	43.84
	5,077	7.1	$27.88	3,453	$32.10

Compensation expense related to the various stock-based plans was $1.2 million in 2001, $10.2 million in 2000 and $23.1 million in 1999.

In the 1999 spin-offs of Teledyne and Water Pik, options to purchase Company stock that were held by employees of those two companies were converted into options to purchase Teledyne or Water Pik common stock, respectively. The number and exercise price of the other outstanding Company options were adjusted so that the "intrinsic value" of the options (that is, the difference between the market value of the stock that would be acquired upon exercise of the options and the exercise price of the options) before the spin-offs would be equivalent to the intrinsic value of the options immediately after the spin-offs.

Stockholders' Rights Plan

Under the Company's stockholder rights plan, each share of Allegheny Technologies common stock is accompanied by one right to purchase two one-hundredths of a share of preferred stock for $100. Each two hundredths of a share of preferred stock would be entitled to dividends and to vote on an equivalent basis with

one share of common stock. The rights are neither exercisable nor separately transferable from shares of common stock unless a party acquires or effects a tender offer for more than 15 percent of Allegheny Technologies common stock. If a party acquired more than 15 percent of the Allegheny Technologies common stock or acquired the Company in a business combination, each right (other than those held by the acquiring party) would entitle the holder to purchase common stock or preferred stock at a substantial discount. The rights expire on March 12, 2008, and the Company's Board of Directors can amend certain provisions of the plan or redeem the rights at any time prior to their becoming exercisable.

Note 7. Income Taxes —

Income tax provision (benefit) from continuing operations was as follows:

(In millions)	**2001**	2000	1999
Current:			
Federal	**$(40.4)**	$ 7.8	$ 24.1
State	**0.5**	5.7	4.3
Foreign	**2.5**	5.0	9.3
Total	**(37.4)**	18.5	37.7
Deferred:			
Federal	**25.9**	55.1	24.1
State	**0.3**	2.7	1.4
Total	**26.2**	57.8	25.5
Income tax provision (benefit)	**$(11.2)**	$ 76.3	$ 63.2

In general, the Company is responsible for filing consolidated U.S., foreign and combined, unitary or separate state income tax returns. In 1999, these filings included the taxable income of companies spun-off or sold through the date of the spin-offs or sales. The Company is responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. Income taxes paid for continuing and discontinued operations were $3.4 million, $20.5 million and $136.3 million in 2001, 2000, and 1999, respectively.

No provision has been made for U.S., state or additional foreign taxes related to undistributed earnings of foreign subsidiaries which have been or are intended to be permanently re-invested. It is not practical to estimate the income tax expense or benefit that might be incurred if earnings were remitted to the U.S.

Income from continuing operations before income taxes and extraordinary gains included income (loss) from domestic operations of $(45.3) million in 2001, $200.1 million in 2000 and $153.5 million in 1999.

The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate for continuing operations:

	Tax Provision (Benefit)		
	2001	2000	1999
Federal tax rate	**(35.0%)**	35.0%	35.0%
State and local income taxes, net of federal tax benefit	**2.7**	1.1	2.8
Other	**1.5**	0.4	(1.5)
Effective income tax rate	**(30.8%)**	36.5%	36.3%

Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities that have resulted in differences in the timing of the recognition of income and expense were as follows:

(In millions)		2001		2000
Deferred income tax assets:				
Postretirement benefits other than pensions	$	**200.0**	$	205.3
Deferred compensation and other benefit plans		**30.2**		30.2
Environmental reserves		**18.9**		17.9
Vacation accruals		**11.9**		11.9
Self-insurance reserves		**11.0**		10.2
Other items		**40.1**		60.2
Total deferred income tax assets		**312.1**		335.7
Deferred income tax liabilities:				
Pension asset		**245.4**		221.3
Bases of property, plant and equipment		**150.0**		169.2
Inventory valuation		**—**		2.7
Other items		**36.9**		40.0
Total deferred income tax liabilities		**432.3**		433.2
Net deferred income tax liability	$	**120.2**	$	97.5

At December 31, 2001, the Company had a state deferred tax asset resulting from net operating loss tax carryforwards of $18.2 million. A valuation allowance of $18.2 million was established for the full value of these net operating loss carryforwards since the Company has concluded that it is more likely than not that these tax benefits would not be realized. For most of these net operating loss carryforwards, expiration will occur in 10 years and utilization of the tax benefit is limited to $2 million per year.

Although realization is not assured, Allegheny Technologies has concluded that the remaining deferred tax assets should be realized based upon its history of operating earnings, expectations of future operating earnings, and potential tax planning strategies.

Note 8. Pension Plans and Other Postretirement Benefits —

The Company has defined benefit pension plans and defined contribution plans covering substantially all employees. Benefits under the defined benefit pension plans are generally based on years of service and/or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.

The Company also sponsors several defined benefit postretirement plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. In certain plans, Company contributions towards premiums are capped based on the cost as of a certain date, thereby creating a defined contribution.

Certain pension plan assets and projected benefit obligations for pension and other postretirement benefits were transferred to Teledyne as part of the 1999 spin-off transaction. Income and expense amounts and accrued benefit costs pertaining to Teledyne have been excluded from all periods presented in this footnote.

Components of pension expense (income) for the Company's defined benefit plans and components of postretirement benefit expense included the following:

	Expense (Income)					
	Pension Benefits			Other Postretirement Benefits		
(In millions)	2001	2000	1999	2001	2000	1999
Service cost – benefits earned during the year	**$ 22.9**	$ 20.9	$ 23.6	**$ 8.4**	$ 7.9	$ 8.2
Interest cost on benefits earned in prior years	**113.5**	114.2	114.2	**43.4**	42.5	44.7
Expected return on plan assets	**(209.1)**	(228.4)	(212.3)	**(20.6)**	(17.5)	(15.3)
Amortization of unrecognized transition asset	**(24.1)**	(24.1)	(24.1)	**—**	—	—
Amortization of prior service cost	**19.3**	13.7	13.7	**(4.5)**	(4.7)	(3.2)
Amortization of net actuarial (gain) loss	**(0.6)**	(22.2)	(11.7)	**(1.7)**	(2.2)	1.8
Excess pension (income) expense	**(78.1)**	(125.9)	(96.6)	**25.0**	26.0	36.2
Curtailment and termination benefits expense	**9.8**	—	—	**—**	—	—
Total retirement benefit (income) expense	**$ (68.3)**	$(125.9)	$ (96.6)	**$ 25.0**	$ 26.0	$ 36.2

In 2001, the Company recorded curtailment and termination benefits expense of $9.8 million related to employees of the Company's Houston, PA stainless steel melt shop that was permanently idled during the fourth quarter. Of this amount, $8.2 million related to curtailment charges and $1.6 million related to a termination charge recorded in accordance with generally accepted accounting principles. This amount is included in restructuring and transformation costs on the statement of operations.

In addition, the Company recorded a $1.8 million curtailment gain in 1999 as part of the extraordinary gains on sales of operations resulting from the sale of Ryan Aeronautical.

Actuarial assumptions used to develop the components of pension expense (income) and postretirement benefit expense were as follows:

	Pension Benefits			Other Postretirement Benefits		
(In millions)	**2001**	2000	1999	**2001**	2000	1999
Discount rate	**7.0%**	7.0%	7.0%	**7.0%**	7.0%	7.0%
Rate of increase in future compensation levels	**3%-4.5%**	3%-4.5%	3%-4.5%	**—**	—	—
Expected long-term rate of return on assets	**9.0%**	9.0%	9.0%	**9%-15%**	9%-15%	9%-15%

A discount rate of 7.0% at both December 31, 2001 and 2000 was used for the valuation of pension and post-retirement obligations.

The prepaid (accrued) benefit cost at December 31, 2001 and 2000 was as follows:

	Pension Benefits		Other Postretirement Benefits	
(In millions)	**2001**	2000	**2001**	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 1,629.1**	$ 1,627.3	**$ 638.5**	$ 662.2
Service cost	**22.9**	20.9	**8.4**	7.9
Interest cost	**113.5**	114.2	**43.4**	42.5
Benefits paid	**(131.2)**	(144.5)	**(43.5)**	(44.8)
Plan amendments	**108.0**	5.1	**4.5**	—
Net actuarial (gains) losses	**67.2**	6.1	**(1.1)**	(29.3)
Effect of curtailment and special termination benefits	**6.6**	—	**1.1**	—
Benefit obligation at end of year	**1,816.1**	1,629.1	**651.3**	638.5
Change in plan assets:				
Fair value of plan assets at beginning of year	**2,388.3**	2,602.9	**138.0**	123.7
Actual return on plan assets	**(213.0)**	(33.6)	**(4.5)**	14.3
Section 420 transfer	**(35.0)**	(40.1)	**—**	—
Benefits paid	**(128.3)**	(140.9)	**(3.2)**	—
Transfers of assets into plan	**—**	—	**4.6**	—
Fair value of plan assets at end of year	**2,012.0**	2,388.3	**134.9**	138.0
Overfunded (underfunded) status of the plan	**195.9**	759.2	**(516.4)**	(500.5)
Unrecognized net actuarial (gain) loss	**236.1**	(253.8)	**36.3**	9.7
Unrecognized transition asset	**(10.8)**	(35.0)	**—**	—
Unrecognized prior service cost	**175.9**	92.3	**(26.0)**	(35.1)
Prepaid (accrued) benefit cost	**$ 597.1**	$ 562.7	**$ (506.1)**	$ (525.9)

Amounts recognized in the balance sheet consist of:

(In millions)	Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Prepaid pension cost	**$ 632.9**	$ 593.6	**$ —**	$ —
Accrued postretirement benefits	**—**	—	**(506.1)**	(525.9)
Other long-term liabilities	**(35.8)**	(30.9)	**—**	—
Net amount recognized	**$ 597.1**	$ 562.7	**$ (506.1)**	$ (525.9)

In 2001, the Company entered into new six-year labor agreements covering Allegheny Ludlum and Oremet employees represented by the United Steel Workers of America. These labor agreements included enhancements

to pension benefits. The increase in the pension liability resulting from these labor agreements, as well as, pension enhancements at other operations of the Company are presented as plan amendments in the tables above.

The plan assets for the defined benefit pension plan at December 31, 2001 and 2000 include 1.3 million shares of Allegheny Technologies common stock with a fair value of $21.8 million and $20.6 million, respectively. Dividends of $1.0 million were received by the plan in 2001 and 2000 on the Allegheny Technologies common stock held by the plan. Company contributions to the defined contribution plans are funded with cash.

Any reversion of pension plan assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

Pension costs for defined contribution plans were $14.8 million in both 2001 and 2000 and $15.1 million in 1999.

The Company contributes on behalf of its union employees at its Oremet facility to a pension plan which is administered by the USWA and funded pursuant to a collective bargaining agreement. Pension expense and contributions to this plan were $1.1 million in 2001, $1.4 million in 2000 and $1.3 million in 1999.

The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 11.0 percent in 2002 and was assumed to decrease to 5.0 percent in the year 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In millions)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components for the year ended December 31, 2001	$ 5.3	$ (4.4)
Effect on postretirement benefit obligation at December 31, 2001	$ 72.0	$ (56.6)

The Company's defined benefit pension plan is fully funded with assets in excess of the projected benefit obligation. Under current Internal Revenue Code (Section 420) provisions, certain amounts that the Company pays for retiree health care benefits may be reimbursed annually from the excess pension plan assets. During the 2001 second quarter, the Company recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. The ability of the Company to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension assets less pension obligations) changes constantly due to the volatility of pension asset investments. Due to the decline in the U.S. equities market in 2001, the pension overfunded status at the beginning of 2002 is below the threshold required to fully reimburse the Company for retiree medical costs in 2002. This will negatively impact the after-tax cash flow in 2002 by approximately $22 million. The ability to resume full reimbursement to the Company for retiree health care costs beyond 2002 will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree health care costs from pension surplus. Beginning in the second half of 2001, the Company began funding certain retiree health care benefits for Allegheny Ludlum using plan assets held in a Voluntary Employee Benefit Association (VEBA) trust. This allows the Company to recover a portion of the retiree medical costs that were previously funded from the pension surplus. The Company may continue to fund certain retiree medical benefits utilizing the plan assets held in the VEBA if the value of these plan assets exceed $50 million.

Note 9. Acquisitions and Divestitures —

During the 2001 fourth quarter, the Company divested its North American operations of its titanium distribution company, Titanium Industries Inc. Results of operations for this business for 2001 and proceeds from the disposition of this business were not material to the Company.

During the 2000 second quarter, the Company purchased the Hughes Metallurgical Products Division, a tungsten carbide products business from Hughes Christensen. Operating results have been included in the Company's consolidated financial statements since the date of acquisition.

In 1999, the Company effected a major transformation of the Company that included the sales of several of the Company's businesses, and the spin-offs of certain businesses in two of the Company's former business segments into independent, publicly-traded companies (the "spin-offs"). Teledyne was comprised of certain businesses in the Company's former Aerospace and Electronics segment. Water Pik was comprised of the Company's former Consumer segment.

Prior to the spin-offs, the Company received a tax ruling from the Internal Revenue Service that the spin-offs would be tax-free to the Company and to the Company's stockholders.

On November 29, 1999, the Company distributed all of the common stock of Teledyne and Water Pik to the Company's stockholders of record as of November 22, 1999. Stockholders of record received one share of Teledyne common stock for every seven shares of Allegheny Technologies common stock and one share of Water Pik common stock for every twenty shares of Allegheny Technologies common stock, based on the number of shares of Allegheny Technologies common stock they held prior to the reverse split. Immediately following the spin-offs, the Company effected a one-for-two reverse split of its common stock and changed its name to Allegheny Technologies Incorporated from Allegheny Teledyne Incorporated.

During 1999, as part of its strategic transformation, the Company completed the sale of its unmanned aerial vehicle and its pyrotechnic components and systems businesses, known as Ryan Aeronautical and McCormick Selph Ordnance Unit, respectively. In addition, the Company sold its pressure relief valve, vehicle control valve, nitrogen gas springs, consumer drinkware, construction and mining equipment and material handling businesses. The Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of these businesses. The pretax proceeds from these sales totaled approximately $370.0 million.

All sold businesses have been classified as discontinued operations.

Results of discontinued operations for the year ended December 31, 1999 was as follows:

(In millions)	
Net sales	$ 1,175.7
Income before taxes	87.4
Provision for income taxes	27.8
Income from discontinued operations	$ 59.6

The 1999 results for Teledyne and Water Pik, included in discontinued operations, represent the eleven month period ended November 29, 1999. The income statements of sold companies are reflected in the above table through the date of sale.

Income from discontinued operations also includes non-deductible spin-off and transformation costs that primarily consist of legal and advisory services incurred in connection with these transactions.

In the 1999 fourth quarter, the Company acquired the Washington, PA stainless steel finishing plant of Lukens' Washington Steel Division from Bethlehem Steel Corporation for $20.5 million in cash.

Note 10. Business Segments —

The Company operates in three business segments: Flat-Rolled Products, High Performance Metals and Industrial Products.

The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip® products as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum, Allegheny Rodney, Rome Metals and Allegheny Ludlum's 60 percent interest in the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Company Limited ("STAL").

The High Performance Metals segment produces, converts and distributes nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire, coil and seamless tube forms, and zirconium chemicals. The companies in this segment include Allvac, Allvac Ltd (U.K.) and Wah Chang.

The Industrial Products segment's principal business produces tungsten powder, tungsten carbide materials and carbide cutting tools. This segment also produces large grey and ductile iron castings and carbon alloy steel forgings. The companies in this segment are Metalworking Products, Casting Service and Portland Forge.

Intersegment sales are generally recorded at full cost or market. Common services are allocated on the basis of estimated utilization.

Information on the Company's business segments was as follows:

(In millions)	**2001**	2000	1999
Total sales:			
Flat-Rolled Products	**$ 1,118.8**	$ 1,479.9	$ 1,322.4
High Performance Metals	**831.7**	800.5	798.0
Industrial Products	**267.8**	280.9	276.7
Total sales	**2,218.3**	2,561.3	2,397.1
Intersegment sales:			
Flat-Rolled Products	**30.4**	35.8	25.7
High Performance Metals	**59.9**	65.1	75.3
Total intersegment sales	**90.3**	100.9	101.0
Sales to external customers:			
Flat-Rolled Products	**1,088.4**	1,444.1	1,296.7
High Performance Metals	**771.8**	735.4	722.7
Industrial Products	**267.8**	280.9	276.7
Total sales to external customers	**$ 2,128.0**	$ 2,460.4	$ 2,296.1

The Company's backlog of confirmed orders was approximately $488.9 million at December 31, 2001 and $559.5 million at December 31, 2000.

Total international sales were $499.5 million in 2001, $441.9 million in 2000 and $448.4 million in 1999. Of these amounts, sales by operations in the United States to customers in other countries were $318.9 million in 2001, $286.4 million in 2000 and $294.7 million in 1999.

(In millions)	**2001**	2000	1999
Operating profit (loss):			
Flat-Rolled Products	**$ (38.1)**	$ 119.6	$ 85.2
High Performance Metals	**82.0**	66.5	87.0
Industrial Products	**10.4**	21.7	12.2
Total operating profit	**54.3**	207.8	184.4
Corporate expenses	**(25.5)**	(30.6)	(38.9)
Interest expense, net	**(29.3)**	(34.4)	(25.9)
Transformation, restructuring and other costs, net of gains on asset sales	**(89.0)**	(33.9)	(5.8)
Excess pension income	**53.1**	99.9	60.4
Income (loss) from continuing operations before income taxes and extraordinary gains	**$ (36.4)**	$ 208.8	$ 174.2

In 2001, the Company recorded a restructuring charge of $74.2 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments. Of this aggregate charge, $55.6 million related to the Houston, PA stainless steel melt shop, which was permanently idled in the 2001 fourth quarter, and other asset impairments; $9.8 million related to pension and termination benefits; $5.8 million related to severance and personnel costs; and $3.0 million related to contractual obligations and other exit costs. The workforce reductions affected approximately 520 employees across all of Company's business segments and headquarters operations, and were substantially complete by the end of the 2001. These cost reduction actions are estimated to provide annual pre-tax cost savings of $19 million in 2002.

Of the $74.2 million restructuring charge recorded in 2001, $4.0 million, net of tax benefits, is expected to result in expenditures of cash, which will paid in 2002. Cash to meet these obligations will be generated from one or more of the following sources: internally generated funds from operations, current cash on hand, or borrowings under existing credit lines and the Company's commercial paper program.

In 2001, the Company also recorded a non-cash charge of $5.6 million related to the write-off of the Company's minority investment in the e-Business site, MetalSpectrum, which terminated operations during the second quarter of 2001. This amount is included in other income on the statement of operations.

In 2000, the Company recorded restructuring and transformation charges of $29.5 million. The 2000 charge included $13.3 million for asset impairments, and $6.7 million for employee termination benefits, primarily severance pay, and other contractual obligations related to the decision in the 2000 fourth quarter to permanently idle the high-cost titanium sponge production assets of the High Performance Metals segment. The Company ceased titanium sponge production in the first half of 2001, and costs associated with operating the facility in 2001 were included in results of operations as they were incurred. The 2000 charge also included $3.1 million related to the 10 percent salaried workforce reduction at Allegheny Ludlum. The staffing reductions were made pursuant to a cost reduction plan, which resulted from a management study undertaken in an effort to remain cost competitive. The salaried workforce was notified by management of the planned workforce reduction and of the availability of termination benefits prior to December 31, 2000. The reduction in workforce was completed in the 2001 first quarter, and resulted in approximately $11 million in cost savings in 2001. In addition, restructuring and transformation charges for 2000 included $6.4 million for costs related to changes in the Company's executive management. Two executives left the Company in the 2000 fourth quarter. Both of these executives were parties to employment and severance arrangements with the Company that obligated Allegheny Technologies to make specific payments to them on account of their departure. The $29.5 million charge was partially offset by a gain of $11.0 million on the sale of a minority interest in Gul Technologies Singapore, Ltd. in 2000. This gain is included in other income on the statement of operations.

The Company recorded a net transformation and restructuring charge of $5.6 million in 1999. This charge included costs associated with adjusting employee benefit plans as a result of the spin-offs partially offset by a $7.2 million reversal of restructuring costs accrued in 1998 related to workforce reductions which were implemented at less than expected costs.

At December 31, 2001, substantially all cash expenditures related to the 2000 and 1999 restructuring and transformation charges had been paid.

Excess pension income represents the amount of pension income in excess of amounts allocated to business segments to offset pension and other postretirement benefit expenses.

(In millions)	2001	2000	1999
Depreciation and amortization:			
Flat-Rolled Products	**$ 65.4**	$ 65.9	$ 62.4
High Performance Metals	**20.3**	22.3	22.6
Industrial Products	**11.9**	10.6	8.3
Corporate	**1.0**	0.9	2.0
	$ 98.6	$ 99.7	$ 95.3
Capital expenditures:			
Flat-Rolled Products	**$ 20.1**	$ 25.6	$ 43.5
High Performance Metals	**75.8**	21.7	11.3
Industrial Products	**8.2**	12.7	18.8
Corporate	**0.1**	0.2	0.5
	$ 104.2	$ 60.2	$ 74.1
Identifiable assets:			
Flat-Rolled Products	**$1,037.5**	$ 1,219.3	$ 1,270.9
High Performance Metals	**625.0**	599.9	594.3
Industrial Products	**169.5**	184.3	160.7
Corporate:			
Pension Asset	**632.9**	593.6	503.7
Other	**178.3**	179.1	221.0
	$2,643.2	$ 2,776.2	$ 2,750.6

Geographic information for external sales, based on country of origin and assets are as follows:

(In millions)	2001	Percent Of Total	2000	Percent Of Total	1999	Percent Of Total
External Sales:						
United States	**$1,628.5**	**77%**	$2,018.7	82%	$1,847.7	80%
United Kingdom	**117.1**	**5%**	106.4	4%	105.0	4%
France	**90.7**	**4%**	79.0	3%	86.3	4%
Germany	**89.9**	**4%**	73.6	3%	63.4	3%
Canada	**55.1**	**3%**	50.7	2%	63.1	3%
Japan	**32.0**	**1%**	26.6	1%	42.6	2%
China	**18.4**	**1%**	8.6	1%	1.7	—%
Other	**96.3**	**5%**	97.0	4%	86.3	4%
Total Sales	**$2,128.0**	**100%**	$2,460.6	100%	$2,296.1	100%

(In millions)	2001	Percent Of Total	2000	Percent Of Total	1999	Percent Of Total
Total Assets:						
United States	**$2,357.5**	**89%**	$2,491.7	90%	$2,437.3	89%
United Kingdom	**157.3**	**6%**	152.0	5%	167.0	5%
China	**51.6**	**2%**	49.6	2%	42.3	2%
Germany	**24.2**	**1%**	19.3	1%	16.5	1%
Japan	**10.8**	**1%**	13.5	1%	15.4	1%
France	**6.8**	**—%**	6.9	—%	9.8	—%
Canada	**5.1**	**—%**	11.0	—%	25.3	1%
Other	**29.9**	**1%**	32.2	1%	37.0	1%
Total Assets	**$2,643.2**	**100%**	$2,776.2	100%	$2,750.6	100%

Note 11. Financial Information for Subsidiary Guarantors —

The payment obligations under the $150 million 6.95% debentures due 2025 issued by Allegheny Ludlum Corporation (the "Subsidiary") are fully and unconditionally guaranteed by Allegheny Technologies Incorporated (the "Guarantor Parent"). In accordance with positions established by the Securities and Exchange Commission, the following financial information set forth separately financial information with respect to the Subsidiary, the non-guarantor subsidiaries and the Guarantor Parent. The principal elimination entries eliminate investments in subsidiaries and certain intercompany balances and transactions.

In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum Corporation were merged with the overfunded defined benefit pension plans of Teledyne, Inc. and Allegheny Technologies became the plan sponsor. As a result, the balance sheets presented for Allegheny Ludlum Corporation and the non-guarantor subsidiaries do not include the Allegheny Technologies net prepaid pension asset or the related deferred taxes. Solely for purposes of this presentation, pension income has been allocated to Allegheny Ludlum Corporation and the non-guarantor subsidiaries to offset pension and postretirement expenses which may be funded with pension assets. This allocated pension income has not been recorded in the financial statements of Allegheny Ludlum Corporation or the non-guarantor subsidiaries. Management and royalty fees charged to Allegheny Ludlum Corporation and to the non-guarantor subsidiaries by the Guarantor Parent have been excluded solely for purposes of this presentation.

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Balance Sheets

December 31, 2001

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 0.4	$ 14.3	$ 19.0	$ —	$ 33.7
Accounts receivable, net	0.1	84.8	189.7	—	274.6
Inventories	—	249.2	259.2	—	508.4
Deferred income taxes	82.0	—	—	—	82.0
Prepaid expenses and other current assets	0.1	9.9	17.4	—	27.4
Total Current Assets	82.6	358.2	485.3	—	926.1
Property, plant, and equipment, net	—	459.7	369.2	—	828.9
Prepaid pension cost	632.9	—	—	—	632.9
Cost in excess of net assets acquired	—	112.1	76.3	—	188.4
Other assets	1,175.6	539.3	337.4	(1,985.4)	66.9
Total Assets	$ 1,891.1	$ 1,469.3	$ 1,268.2	$(1,985.4)	$ 2,643.2
Liabilities and Stockholders' Equity					
Accounts payable	$ 1.4	$ 77.4	$ 76.5	$ —	$ 155.3
Accrued liabilities	413.2	45.0	222.5	(512.5)	168.2
Short-term debt and current portion of long-term debt	—	0.5	8.7	—	9.2
Total Current Liabilities	414.6	122.9	307.7	(512.5)	332.7
Long-term debt	362.5	370.4	40.0	(199.9)	573.0
Accrued postretirement benefits	—	302.4	203.7	—	506.1
Deferred income taxes	153.7	—	—	—	153.7
Other	15.6	28.7	88.7	—	133.0
Total Liabilities	946.4	824.4	640.1	(712.4)	1,698.5
Total Stockholders' Equity	944.7	644.9	628.1	(1,273.0)	944.7
Total Liabilities and Stockholders' Equity	$ 1,891.1	$ 1,469.3	$ 1,268.2	$(1,985.4)	$ 2,643.2

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Statements of Operations

For the year ended December 31, 2001

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ 1,062.9	$ 1,065.1	$ —	$ 2,128.0
Costs and expenses:					
Cost of sales	(55.4)	1,058.4	859.3	—	1,862.3
Selling and administrative expenses	(3.4)	42.1	160.1	—	198.8
Restructuring and transformation costs	9.8	61.5	2.9	—	74.2
Income (loss) before interest, other income and income taxes	49.0	(99.1)	42.8	—	(7.3)
Interest expense, net	16.9	10.9	1.5	—	29.3
Other income (expense) including equity in income (loss) of unconsolidated subsidiaries	(71.2)	8.9	7.6	54.9	0.2
Income (loss) before income taxes	(39.1)	(101.1)	48.9	54.9	(36.4)
Income tax provision (benefit)	(13.9)	(43.9)	29.8	16.8	(11.2)
Net Income (loss)	$ (25.2)	$ (57.2)	$ 19.1	$ 38.1	$ (25.2)

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Condensed Statements of Cash Flows

For year ended December 31, 2001

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$ 45.1	$ 131.5	$ 42.7	$ (96.5)	$ 122.8
Cash flows from investing activities	—	(17.3)	(71.4)	3.7	(85.0)
Cash flows from financing activities	(44.8)	(100.4)	22.1	92.8	(30.3)

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Balance Sheets

December 31, 2000

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 0.1	$ 0.5	$ 25.6	$ —	$ 26.2
Accounts receivable, net	—	133.8	191.5	—	325.3
Inventories	—	321.1	264.6	—	585.7
Deferred income taxes	61.2	—	—	—	61.2
Prepaid expenses and other current assets	1.9	8.2	14.3	—	24.4
Total Current Assets	63.2	463.6	496.0	—	1,022.8
Property, plant, and equipment, net	—	556.6	315.4	—	872.0
Prepaid pension cost	593.6	—	—	—	593.6
Cost in excess of net assets acquired	—	115.7	78.8	—	194.5
Other assets	1,285.9	509.1	349.3	(2,051.0)	93.3
Total Assets	$ 1,942.7	$ 1,645.0	$ 1,239.5	$(2,051.0)	$ 2,776.2
Liabilities and Stockholders' Equity					
Accounts payable	$ 2.6	$ 83.8	$ 82.9	$ —	$ 169.3
Accrued liabilities	385.4	55.4	199.0	(448.8)	191.0
Short-term debt and current portion of long-term debt	50.0	0.5	2.7	—	53.2
Total Current Liabilities	438.0	139.7	284.6	(448.8)	413.5
Long-term debt	287.0	403.0	32.7	(232.1)	490.6
Accrued postretirement benefits	—	304.2	221.7	—	525.9
Deferred income taxes	158.7	—	—	—	158.7
Other	19.8	28.2	100.3	—	148.3
Total Liabilities	903.5	875.1	639.3	(680.9)	1,737.0
Total Stockholders' Equity	1,039.2	769.9	600.2	(1,370.1)	1,039.2
Total Liabilities and Stockholders' Equity	$ 1,942.7	$ 1,645.0	$ 1,239.5	$(2,051.0)	$ 2,776.2

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Statements of Operations

For the year ended December 31, 2000

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ 1,432.8	$ 1,027.6	$ —	$ 2,460.4
Cost and expenses:					
Cost of sales	(62.3)	1,269.6	791.2	—	1,998.5
Selling and administrative expenses	13.7	54.5	135.5	—	203.7
Restructuring and transformation costs	—	—	29.5	—	29.5
Income (loss) before interest, other income and income taxes	48.6	108.7	71.4	—	228.7
Interest expense, net	20.6	11.0	2.8	—	34.4
Other income (expense) including equity in income (loss) of unconsolidated subsidiaries	194.3	13.5	24.2	(217.5)	14.5
Income (loss) before income taxes	222.3	111.2	92.8	(217.5)	208.8
Income tax provision (benefit)	89.8	44.2	29.3	(87.0)	76.3
Net Income (loss)	$ 132.5	$ 67.0	$ 63.5	$ (130.5)	$ 132.5

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Condensed Statements of Cash Flows

For the year December 31, 2000

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$ 106.5	$ 78.3	$ 94.1	$ (143.4)	$ 135.5
Cash flows from investing activities	(0.9)	(20.8)	(52.1)	3.8	(70.0)
Cash flows from financing activities	(105.5)	(57.1)	(67.0)	139.6	(90.0)

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Statements of Operations

For the year ended December 31, 1999

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ 1,288.4	$ 1,007.7	$ —	$ 2,296.1
Cost of sales	(37.0)	1,157.1	757.8	—	1,877.9
Selling and administrative expenses	66.6	57.5	105.0	—	229.1
Restructuring and transformation	—	—	5.6	—	5.6
Income (loss) before interest, other income and income taxes	(29.6)	73.8	139.3	—	183.5
Interest expense, net	8.3	2.1	15.5	—	25.9
Other income (expense) including equity in income (loss) of unconsolidated subsidiaries	211.8	3.2	21.3	(219.7)	16.6
Income (loss) before income taxes (benefit)	173.9	74.9	145.1	(219.7)	174.2
Income tax provision (benefit)	63.1	27.2	52.6	(79.7)	63.2
Income from continuing operations before extraordinary gains	110.8	47.7	92.5	(140.0)	111.0
Income from discontinued operations, net of income taxes	—	—	59.6	—	59.6
Extraordinary gains on sales of operations, net of income taxes	—	—	129.6	—	129.6
Net income	$ 110.8	$ 47.7	$ 281.7	$ (140.0)	$ 300.2

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Condensed Statements of Cash Flows

For the year December 31, 1999

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$ 325.8	$ 41.5	$ 217.1	$ (481.5)	$ 102.9
Cash flows from investing activities	(2.1)	(53.6)	461.8	23.6	429.7
Cash flows from financing activities	(326.5)	(15.8)	(671.7)	457.9	(556.1)

Note 12. Earnings Per Share —

The following table sets forth the computation of basic and diluted net income (loss) per common share:

(In millions except per share amounts)

Years ended December 31,	**2001**	2000	1999
Numerator:			
Income (loss) from continuing operations before extraordinary gains	**$ (25.2)**	$ 132.5	$ 111.0
Income from discontinued operations, net of income taxes	**—**	—	59.6
Extraordinary gains on sales of operations, net of income taxes	**—**	—	129.6
Numerator for basic and diluted net income (loss) per common share — Net income (loss)	**$ (25.2)**	$ 132.5	$ 300.2
Denominator:			
Weighted average shares	**80.2**	82.9	95.3
Contingent issuable stock	**0.1**	0.1	0.1
Denominator for basic net income (loss) per common share	**80.3**	83.0	95.4
Effect of dilutive securities:			
Employee stock options	**—**	—	0.5
Dilutive potential common shares	**—**	—	0.5
Denominator for diluted net income per common share – adjusted weighted average shares and assumed conversions	**80.3**	83.0	95.9
Basic net income (loss) per common share:			
Income (loss) from continuing operations before extraordinary gains	**$ (0.31)**	$ 1.60	$ 1.17
Income from discontinued operations	**—**	—	0.62
Extraordinary gains on sales of operations	**—**	—	1.36
Basic net income (loss) per common share	**$ (0.31)**	$ 1.60	$ 3.15
Diluted net income (loss) per common share:			
Income (loss) from continuing operations before extraordinary gains	**$ (0.31)**	$ 1.60	$ 1.16
Income from discontinued operations	**—**	—	0.62
Extraordinary gains on sales of operations	**—**	—	1.35
Diluted net income (loss) per common share	**$ (0.31)**	$ 1.60	$ 3.13

Weighted average shares issuable upon the exercise of stock options which were antidilutive and thus not included in the calculation were 4.5 million in 2001 and 4.0 million in 2000.

Note 13. Commitments and Contingencies —

Rental expense under operating leases was $22.2 million in 2001, $21.9 million in 2000 and $24.1 million in 1999. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year at December 31, 2001, were as follows: $15.4 million in 2002, $13.0 million in 2003, $8.3 million in 2004, $6.6 million in 2005, $5.6 million in 2006 and $3.4 million thereafter.

The Company is subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and disposal of hazardous substances, and which may require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. The Company could incur substantial cleanup costs, fines, and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or noncompliance with environmental permits required at the Company's facilities. The Company is currently involved in the investigation and remediation of a number of the Company's current and former sites as well as third party location sites under these laws.

In accordance with the Company's accounting policy disclosed in Note 1, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceeds, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on currently available information, however, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or results of operation. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period. In addition, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

At December 31, 2001, the Company's reserves for environmental remediation obligations totaled approximately $46.7 million, of which approximately $15.2 million were included in other current liabilities. The reserve includes estimated probable future costs of $18.8 million for federal Superfund and comparable state-managed sites; $3.8 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $12.0 million for owned or controlled sites at which Company operations have been discontinued; and $12.2 million for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from third parties other than participating potentially responsible parties.

The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of potentially responsible parties, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. The Company expects that it will expend present accruals over many years, and will complete remediation of all sites with which it has been identified in up to thirty years.

Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, principally related to the former operations of Teledyne, Inc., including claims based on business practices and cost classifications and actions under the False Claims Act. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. Given the limited extent of the Company's business with the U.S. Government, the Company believes that a suspension or debarment of the Company would not have a material adverse effect on the future operating results and consolidated financial condition of the Company. Although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

In the spin-offs of Teledyne and Water Pik, completed in November 1999, the new companies agreed to assume and to defend and hold the Company harmless against all liabilities (other than certain income tax liabilities) associated with the historical operations of their businesses, including all government contracting, environmental, product liability and other claims and demands, whenever any such claims or demands might arise or be made. If the new companies were unable or otherwise fail to satisfy these assumed liabilities, the Company could be required to satisfy them, which could have a material adverse effect on the Company's results of operations and financial condition.

In connection with the spin-offs of Teledyne and Water Pik, the Company received a tax ruling from the Internal Revenue Service stating that the spin-offs will be tax-free to the Company and the Company's stockholders. While the tax ruling relating to the qualification of the spin-offs as tax-free distributions within the meaning of the Internal Revenue Code generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and uncertainties that, among other things, require the new companies to take or refrain from taking certain actions. If a spin-off were not to qualify as a tax-free distribution within the meaning of the Internal Revenue Code, the Company would recognize taxable gain generally equal to the amount by which the fair market value of the common stock distributed to the Company's stockholders in the spin-off exceeded the Company's basis in the new company's assets. In addition, the distribution of the new company's

common stock to Company stockholders would generally be treated as taxable to the Company's stockholders in an amount equal to the fair market value of the common stock they received. If a spin-off qualified as a distribution within the meaning of the Internal Revenue Code but was disqualified as tax-free to the Company because of certain post-spin-off circumstances, the Company would recognize taxable gain as described in the preceding sentence, but the distribution of the new company's common stock to the Company's stockholders in the spin-off would generally be tax-free to each Company stockholder. In the spin-offs, the new companies executed tax sharing and indemnification agreements in which each agreed to be responsible for any taxes imposed on and other amounts paid by the Company, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of the Internal Revenue Code if the failure or disqualification is caused by post-spin-off actions by or with respect to that company or its stockholders. Potential liabilities under these agreements could exceed the respective new company's net worth by a substantial amount. If either or both of the spin-offs were not to qualify as tax-free distributions to the Company or its stockholders, and either or both of the new companies were unable or otherwise failed to satisfy the liabilities they assumed under the tax sharing and indemnification agreements, the Company could be required to satisfy them without full recourse against the new companies. This could have a material adverse effect on the Company's results of operations and financial condition.

In June 1995, the U.S. Government commenced an action against Allegheny Ludlum in the United States District Court for the Western District of Pennsylvania, alleging multiple violations of the federal Clean Water Act. The trial of this matter concluded in February 2001 with a favorable jury verdict for Allegheny Ludlum of approximately 85 percent of the claims. In February 2002, the Court issued a decision imposing a penalty of $8.2 million for approximately 160 incidents at five facilities that occurred over a period of about six years which Allegheny Ludlum had reported to the appropriate environmental agencies. The Company is reviewing options for appealing the Court's decision. At December 31, 2001, the Company had adequate reserves for this matter.

Allegheny Ludlum and the United Steelworkers of America ("USWA") are parties to various collective bargaining agreements which set forth a "Profit Sharing Plan." The USWA disputes the Company's Profit Sharing Pool calculations for 1996, 1997, 1998 and 1999. The USWA's outside accountant, KPMG LLP, identified certain adjustments it believed should be made to those calculations and that the net effect of those adjustments would result in additional amounts allegedly owed to USWA represented employees of approximately $20 million. The Company maintains that its certified determinations of the Profit Sharing Pool calculations were made as prescribed by the Profit Sharing Plan. On November 20, 2001, the USWA filed a Complaint to compel the arbitration in this matter. The Complaint has been filed in the United States District Court for the Western District of Pennsylvania and is captioned *United Steelworkers of America, AFL-CIO CLC v. Allegheny Ludlum Corporation*, Civil Action No. 01-2196. The Company denies that any adjustments to the Profit Sharing Pool calculations are required and intends to contest the USWA's claim vigorously. The Company believes that the disposition of this matter is not likely to have a material adverse effect on the Company's financial condition or liquidity, although resolution in any reporting period could have a material adverse effect on the Company's results of operations for that period.

In March 1995, Kaiser Aerospace & Electronics Corporation ("Kaiser") filed a civil complaint against Teledyne Industries, Inc. (now TDY Industries, Inc. ("TDY")), a wholly-owned subsidiary of the Company, and Dimeling Schreiber & Park ("DS&P"), DS&P's general partners, and New Piper Aircraft, Inc. in the state court for Miami-Dade County, Florida. The complaint alleged that TDY breached a Cooperation and Shareholder's Agreement with Kaiser under which the parties agreed to cooperate in the filing and promotion of a proposed plan for acquiring out of bankruptcy the assets of Piper Aircraft, a manufacturer of general aviation aircraft. Kaiser alleged that TDY breached contractual and fiduciary duty obligations under the agreement by instead entering into a proposed plan with DS&P and sought damages as well as a constructive trust over the shares of New Piper Aircraft. TDY and the other parties are engaged in discovery and have agreed to participate in a mediation. This matter is tentatively scheduled for trial during the fourth quarter of 2002. While the outcome of the litigation cannot be predicted, and the Company believes that the claims are not meritorious, an adverse resolution of this matter could have a material adverse effect on the Company's results of operations, financial condition or liquidity.

TDY Industries, Inc. and the San Diego Unified Port District ("Port District") entered into a lease of property located in San Diego, California on October 1, 1984. The current lease term expires in March 2004, with options to renew, which ultimately expire in 2024. TDY operated its Teledyne Ryan Aeronautical division ("Ryan") at the property until May 1999, when substantially all the assets and business of Ryan were sold to Northrop Grumman Corporation ("Northrop"). Northrop subleased a portion of the property until early 2001. TDY also entered into three separate sublease arrangements for portions of the property. TDY sought Port District consent to the subleases, which the Port District refused. After its administrative appeal to the Port District was denied, TDY Industries, Inc. commenced a lawsuit against the Port District. The complaint, filed in December 2001 in state court in San Diego, alleges breach of contract, inverse condemnation, tortuous interference with a prospective economic advantage and other causes of action relating to the Port District's failure to consent to subleases of the space. The Complaint seeks at least $4 million for damages from the Port District and declaratory relief.

TDY is obligated to continue to pay rent to the Port District, in an amount of approximately $0.4 million per month. Due to the Port District's failure to consent to subleases, TDY is unable to mitigate its costs related to the property. While TDY is continuing its marketing efforts to sublease the property, TDY and the Port District continue to discuss a resolution to the matter. At December 31, 2001, the Company had a reserve of approximately $5 million to cover the costs while the facility remains unoccupied.

In another matter related to the property, the Port District has requested that the California Department of Toxic Substances Control ("DTSC") evaluate whether the property is regulated as a hazardous waste transportation, storage, or disposal facility under the Resource Conservation and Recovery Act ("RCRA") and similar state laws. DTSC recognizes that the information pertaining to the RCRA permitting status of the property is ambiguous and has agreed to refer the issue of the property's RCRA permitting status to DTSC's Legal Office for further consideration. TDY has an opportunity to discuss this matter directly with DTSC's Legal Office and DTSC will refrain from taking action regarding this issue until after completion of DTSC's Legal Office review and discussions with TDY. To the extent the facility is subject to RCRA permitting and corrective action is required at the property, DTSC has agreed that the San Diego Regional Water Quality Control Board ("Regional Board") is the appropriate agency to oversee the corrective action work. The Regional Board is currently overseeing other investigative work at the property.

A number of other lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment, employee benefits, environmental and stockholder matters. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

Note 14. Selected Quarterly Financial Data (Unaudited) —

	Quarter Ended			
(In millions except per share amounts)	March 31	June 30	September 30	December 31
2001				
Sales	$ 542.5	$ 554.7	$ 537.7	$ 493.1
Gross profit	65.6	70.9	67.4	61.8
Net income (loss)	6.4	6.2	8.0	(45.8)
Basic and diluted net income (loss) per common share	$ 0.08	$ 0.08	$ 0.10	$ (0.57)
Average shares outstanding	80,162,491	80,209,965	80,237,977	80,264,682
2000				
Sales	$ 625.4	$ 638.3	$ 612.0	$ 584.7
Gross profit	114.7	123.5	121.5	102.2
Net income	41.3	43.7	42.1	5.4
Basic and diluted net income per common share	$ 0.47	$ 0.53	$ 0.52	$ 0.07
Average shares outstanding	87,200,676	82,793,360	81,116,579	80,268,630

The 2001 fourth quarter includes an after-tax charge of $47.8 million, primarily non-cash, related to asset impairments and cost reduction actions, including the permanent idling of the Houston, Pennsylvania stainless steel melt shop and other workforce reductions.

The 2001 second quarter includes a non-cash after-tax write-off of $3.4 million related to the Company's minority interest in the e-Business site, MetalSpectrum, which terminated operations during the 2001 second quarter.

The 2000 fourth quarter includes after-tax costs of $20.0 million related to the permanent idling of high-cost titanium sponge production assets of the High Performance Metals segment, a salaried workforce reduction at Allegheny Ludlum, and costs related to changes in the Company's executive management.

The 2000 first quarter includes after-tax gains of $7.1 million associated with the sale of a minority interest in Gul Technologies Singapore, Ltd. offset by after-tax costs of $2.1 million for exiting the tungsten mill products business of Metalworking Products.

Common Stock Prices

The Company's common stock is traded on the New York Stock Exchange (symbol ATI). At December 31, 2001, there were approximately 8,077 record holders of Allegheny Technologies Incorporated common stock. The Company paid a cash dividend of $0.20 per share on its common stock in each of the 2001 and 2000 quarters. The Company's stock price ranges were as follows:

	Quarter Ended			
2001	March 31	June 30	September 30	December 31
High	$ 19.00	$ 21.07	$ 19.80	$ 17.01
Low	$ 13.19	$ 16.40	$ 12.55	$ 12.50
2000	March 31	June 30	September 30	December 31
High	$ 23.75	$ 26.81	$ 22.63	$ 21.00
Low	$ 16.13	$ 17.98	$ 17.06	$ 12.50

Management's Report

The accompanying consolidated financial statements of Allegheny Technologies Incorporated and subsidiaries have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon Management's best estimates and judgments. Management has the primary responsibility for the information contained in the financial statements and in other sections of this Annual Report and for their integrity and objectivity.

The Company has a system of internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal accounting control and that the cost of such systems should not exceed the benefits to be derived.

The Company maintains a staff of professional internal auditors, who assist in audit coverage with the independent accountants and conduct operational and special audits. The independent accountants express their opinion on the Company's financial statements based on procedures, including an evaluation of internal controls, which they consider to be sufficient to form their opinion.

The Audit Committee of the Board of Directors is composed of five non-employee members. Among its principal duties, the Committee is responsible for recommending the independent accountants to conduct the annual audit of the Company's financial statements and for reviewing the financial reporting and accounting practices.



James L. Murdy
President
and Chief Executive Officer



Richard J. Harshman
Senior Vice President,
Finance and
Chief Financial Officer



Dale G. Reid
Vice President,
Controller
and Chief Accounting Officer

Selected Financial Data

For the Years Ended December 31,	2001	2000	1999	1998	1997
Volume:					
Flat-Rolled Products – commodity (finished tons)	367,894	460,940	475,557	424,659	437,409
Flat-Rolled Products – high value (tons)	130,172	147,661	117,062	113,148	104,685
High Performance Metals – nickel-based and specialty steel alloys (000's lbs.)	51,899	46,612	43,905	44,182	28,546
High Performance Metals – titanium mill products (000's lbs.)	23,070	24,798	22,792	24,739	29,872
High Performance Metals – exotic alloys (000's lbs.)	3,457	3,691	3,756	4,690	4,860
Average Prices:					
Flat-Rolled Products – commodity (per finished ton)	$ 1,527	$ 1,819	$ 1,562	$ 1,663	$ 1,893
Flat-Rolled Products – high value (per ton)	3,956	4,025	4,189	4,187	4,415
High Performance Metals - nickel-based and specialty steel alloys (per lb.)	6.31	5.86	5.98	7.33	8.45
High Performance Metals – titanium mill products (per lb.)	11.70	10.87	11.70	14.03	14.03
High Performance Metals – exotic alloys (per lb.)	33.52	35.56	34.77	29.69	26.41

Certain amounts for prior periods have been reclassified to conform with 2001 presentation.

(In millions except per share amounts)

For the Years Ended December 31,	2001	2000	1999	1998	1997
Sales:					
Flat-Rolled Products	$ 1,088.4	$ 1,444.1	$ 1,296.7	$ 1,193.1	$ 1,285.5
High Performance Metals	771.8	735.4	722.7	860.3	865.5
Industrial Products	267.8	280.9	276.7	349.0	349.9
Total sales	$ 2,128.0	$ 2,460.4	$ 2,296.1	$ 2,402.4	$ 2,500.9
Operating profit (loss):					
Flat-Rolled Products	$ (38.1)	$ 119.6	$ 85.2	$ 126.3	$ 139.6
High Performance Metals	82.0	66.5	87.0	156.0	181.2
Industrial Products	10.4	21.7	12.2	35.8	42.9
Total operating profit	$ 54.3	$ 207.8	$ 184.4	$ 318.1	$ 363.7
Income (loss) from continuing operations before extraordinary items	$ (25.2)	$ 132.5	$ 111.0	$ 155.0	$ 230.4
Income from discontinued operations	—	—	59.6	86.2	98.4
Extraordinary gains on sales of operations	—	—	129.6	—	—
Extraordinary loss on redemption of debt	—	—	—	—	—
Net income (loss)	$ (25.2)	$ 132.5	$ 300.2	$ 241.2	$ 328.8
Basic net income (loss) per common share:					
Income (loss) from continuing operations before extraordinary items	$ (0.31)	$ 1.60	$ 1.17	$ 1.57	$ 2.34
Income from discontinued operations	—	—	0.62	0.88	1.00
Extraordinary gains on sales of operations	—	—	1.36	—	—
Basic net income (loss) per common share	$ (0.31)	$ 1.60	$ 3.15	$ 2.45	$ 3.34
Diluted net income (loss) per common share:					
Income (loss) from continuing operations before extraordinary items	$ (0.31)	$ 1.60	$ 1.16	$ 1.56	$ 2.30
Income from discontinued operations	—	—	0.62	0.87	0.98
Extraordinary gains on sales of operations	—	—	1.35	—	—
Diluted net income (loss) per common share	$ (0.31)	$ 1.60	$ 3.13	$ 2.43	$ 3.28

For the Years Ended December 31,	2001	2000	1999	1998	1997
Dividends declared	$ 0.80	$ 0.80	$ 1.28	$ 1.28	$ 1.28
Working capital	593.4	609.3	493.5	574.9	679.1
Total assets	2,643.2	2,776.2	2,750.6	2,943.5	2,638.5
Long-term debt	573.0	490.6	200.3	430.6	313.6
Stockholders' equity	944.7	1,039.2	1,200.2	1,339.9	1,244.6

Net income (loss) was adversely affected by after-tax transformation, merger and restructuring charges of $47.8 million in 2001, $18.7 million in 2000, $45.8 million in 1998 and $7.6 million in 1997.

In 1999, the Company completed a strategic transformation in which it spun-off Teledyne and Water Pik and sold certain businesses. The results of the companies spun-off and companies sold are reflected as discontinued operations for all periods presented. The Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of businesses in 1999.

At a stockholders' meeting held in November 1999, the Company's stockholders approved a one-for-two reverse stock split of the Company's stock. The reverse stock split was effective immediately following the spin-offs of Teledyne and Water Pik on November 29, 1999. All references to number of shares and per share amounts have been restated to reflect the reverse stock split.

Net income included after-tax gains of $34.1 million on the divestitures of certain non-strategic businesses and the sale of investments in 1997.

Corporate Officers

ROBERT P. BOZZONE	Chairman
JAMES L. MURDY	President and Chief Executive Officer
DOUGLAS A. KITTENBRINK	Executive Vice President, Chief Operating Officer
JACK W. SHILLING	Executive Vice President, Strategic Initiatives and Technology and Chief Technology Officer
JON D. WALTON	Senior Vice President, Chief Legal and Administrative Officer
RICHARD J. HARSHMAN	Senior Vice President, Finance and Chief Financial Officer
TERRY L. DUNLAP	Vice President, Procurement, Information Technology and Chief Information Officer
ROBERT S. PARK	Vice President, Treasurer
DALE G. REID	Vice President, Controller and Chief Accounting Officer

Operating Company Management

Flat-Rolled Products

DOUGLAS A. KITTENBRINK	President, Allegheny Ludlum
TERRENCE L. HARTFORD	President, Allegheny Rodney
WILLIAM L. RINGLE	President, Rome Metals

High Performance Metals

THOMAS E. WILLIAMS	President, Allvac
LYNN D. DAVIS	President, Wah Chang

Industrial Products

DAVID M. HOGAN	President, Metalworking Products
PATRICK W. BENNETT	President, Portland Forge
DAVID R. NEIL	President, Casting Service


Robert P. Bozzone


Paul S. Brentlinger


Frank V. Cahouet


Diane C. Creel


James C. Diggs


C. Fred Fetterolf


George J. Kourpias


W. Craig McClelland


James L. Murdy


William G. Ouchi


Charles J. Queenan, Jr.


James E. Rohr

ROBERT P. BOZZONE
age 68, is Chairman of Allegheny Technologies Incorporated. (1) (3)

PAUL S. BRENTLINGER
age 74, is a Partner in Morgenthaler, a venture capital group headquartered in Cleveland, Ohio and Menlo Park, California. (2) (4) (7)

FRANK V. CAHOUET
age 69, is the retired Chairman, President and Chief Executive Officer of Mellon Financial Corporation, a bank holding company, and Mellon Bank, N.A. (2) (3) (4) (7)

DIANE C. CREEL
age 53, is Chief Executive Officer and President of Earth Tech, an international consulting engineering firm and a unit of Tyco International Ltd. (3) (5) (6)

JAMES C. DIGGS
age 53, is Senior Vice President and General Counsel of PPG Industries, Inc. (3)

C. FRED FETTEROLF
age 73, is the retired President and Chief Operating Officer of Alcoa, Inc. (5) (6) (7)

GEORGE J. KOURPIAS
age 69, is the retired President of the International Association of Machinists and Aerospace Workers. (7)

W. CRAIG McCLELLAND
age 67, is the retired Chairman and Chief Executive Officer of Union Camp Corporation, a manufacturer of paper products. (3) (5) (6) (7)

JAMES L. MURDY
age 63, is President and Chief Executive Officer of Allegheny Technologies Incorporated. (1)

WILLIAM G. OUCHI
age 58, is the Sanford and Betty Sigoloff Professor in Corporate Renewal, The Anderson Graduate School of Management, University of California at Los Angeles. (2) (4) (5) (6)

CHARLES J. QUEENAN, JR.
age 71, is Senior Counsel of Kirkpatrick and Lockhart LLP, Attorneys-at-Law. (1) (5)

JAMES E. ROHR
age 53, is Chairman, President and Chief Executive Officer of The PNC Financial Services Group, a bank holding company. (1) (2) (4) (7)

STANDING COMMITTEES OF THE BOARD:

(1) Executive Committee
(2) Audit Committee
(3) Committee on Governance
(4) Finance Committee
(5) Personnel and Compensation Committee
(6) Stock Incentive Award Subcommittee
(7) Technology Committee

BAR
A long product that is 1/4 inch (6.35 mm) or more in diameter, having round, square, octagonal or hexagonal cross-sections.

BILLET
A long product with a diameter range of 8 to 14 inches (203 to 356 mm). Can either be sold in billet form or processed further to make other long products.

COMMODITY FLAT-ROLLED PRODUCTS
A classification that includes the Flat-Rolled Products segment's stainless steel hot and cold rolled sheet and plate products along with silicon electrical steel and tool steel products.

COORDINATED BUSINESS DEVELOPMENT
A strategic growth initiative that provides the commercial framework to identify and develop plans and tactics for market and product growth across the Company's business segments and operating companies.

EXOTIC ALLOYS
The Company's classification for its zirconium, niobium, hafnium and tantalum products.

FLAT-ROLLED PRODUCTS
A product form classification that includes plate, sheet, strip and Precision Rolled Strip® products.

HAFNIUM
An exotic alloy usually obtained as a by-product of zirconium production with outstanding corrosion resistance and good mechanical properties. It is added to specialty alloys for use in jet engine parts and as control rod material in nuclear reactors.

HIGH PERFORMANCE METALS
A classification that includes the Company's nickel-based and cobalt-based alloys and superalloys, titanium and titanium alloys, specialty steel and exotic alloy products, primarily in the form of long products. These products typically exhibit any of the properties of high temperature resistance, high strength and high temperature oxidation resistance.

HIGH VALUE FLAT-ROLLED PRODUCTS
A classification that includes the Flat-Rolled Products segment's Precision Rolled Strip®, standard strip, super stainless steel, nickel-based alloy and superalloys and titanium and titanium-based products. These products typically are at the higher end of the segment's product price range and are characterized by direct technical and service relationships with customers.

INGOT
A product form resulting when molten metal is cast into molds, which can be round, square, or rectangular. Can either be sold in ingot form or processed further to make other products.

LONG PRODUCTS
A product form classification that includes ingot, billet, bar, rod and wire.

NICKEL-BASED SUPERALLOYS
Nickel-based alloys developed for very high temperature service where relatively high stresses are encountered and where high surface stability is frequently required. Typical applications are aircraft turbine and land-based turbine components.

NIOBIUM
An exotic alloy valued for its strength at extremely high temperatures and its ability to superconduct, or pass electricity with minimal resistance, at very low temperatures. It is used in aerospace applications, in superconducting magnets in MRI (magnetic resonance imaging) equipment, when alloyed with titanium, and in particle accelerators.

OPERATIONAL EXCELLENCE
A comprehensive continuous improvement system based on lean manufacturing principles and focused on improving safety, reducing costs, shortening lead times, reducing inventory and improving customer satisfaction.

PLATE
A flat-rolled product that is 3/16 inch (4.76 mm) thick, or greater, and over 10 inches (254 mm) wide.

PRECISION ROLLED STRIP® PRODUCTS
Flat-rolled products including stainless steel, nickel-based alloys, titanium and titanium alloys, and carbon steel under 0.015 inch (0.38 mm) thick and up to 48 inches (1,219 mm) wide, as well as certain strip products with special tempers and thicknesses.

ROD
A long product that is from 0.118 (3 mm) to 3/4 inch (19 mm) in diameter.

SHEET
A flat-rolled product that is 24 inches (610 mm) and over in width and less than 3/16 inch (4.76 mm) thick.

SILICON ELECTRICAL STEEL
Iron-based alloys containing silicon (typically 3.5%) as the major alloying addition. These steels are used generally in applications such as power transformers where electrical conductivity and magnetic properties are important.

STAINLESS STEEL
A broad classification of iron-based alloys containing at least 10% chromium, known for excellent corrosion and heat resistance. Austenitic (Chrome-Nickel) grades contain 18% to 30% chromium and 6% to 20% nickel for enhanced surface quality and formability and increased corrosion and wear resistance. These grades are used in appliances, kitchen utensils, processing equipment and a variety of industrial applications. Ferritic (Chrome) grades are non-nickel-bearing and contain 11% to 17% chromium content for greater inherent strength and corrosion resistance than carbon steel. These grades are often used in automotive exhaust systems.

STRIP
A flat-rolled product 3/8 inch (9.5 mm) to under 24 inches (610 mm) wide and less than 3/16 inch (4.76 mm) thick. See also Precision Rolled Strip® Products.

SUPERALLOY
An alloy, usually based on nickel, cobalt or iron, developed for high temperature service where relatively severe mechanical stressing is encountered and where high surface stability is frequently required.

SUPER STAINLESS STEEL
Stainless steel alloys with significant additions of chromium, nickel, molybdenum or copper. Super stainless steel is used in chemical processing, petroleum refining, marine, heat treating, pollution and waste control industries where there are requirements for extra corrosion protection, strength or heat resistance.

TANTALUM
An exotic alloy having high corrosion resistance; used for medical implants, chemical process equipment and aerospace engine components.

TITANIUM
Titanium and its alloys have very high strength-to-weight ratios. At normal temperatures, they have high resistance to corrosion. Used primarily in aerospace and chemical processing applications.

TUNGSTEN MATERIALS
Include tungsten and tungsten carbide powders, sintered tungsten carbide products and cutting tools for the metalworking, mining, oil and gas, and other industries requiring tools with extra hardness.

WIRE
A long product that is from 0.030 inch (0.76 mm) to 1/4 inch (6.35 mm) in diameter, in round, square, octagonal or hexagonal cross-sections.

ZIRCONIUM
An exotic alloy valued for its strength, high corrosion resistance, and low thermal neutron absorption. Applications include nuclear reactors, marine vessels, commercial power generation, and those requiring contact with strong acids and basic environments.

For further information and additional definitions, please see Glossary of Terms by visiting us at www.alleghenytechnologies.com.

Corporate Headquarters
1000 Six PPG Place
Pittsburgh, PA 15222-5479
412-394-2800

Annual Meeting
The Annual Meeting of Stockholders will be held on May 9, 2002 at 11:00 a.m.
Room 1000 Auditorium, 10th Floor
Two Mellon Bank Center (Union Trust Building)
435 Fifth Avenue
Pittsburgh, PA

Transfer Agent and Registrar
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-406-4850
www.mellon-investor.com

(Information about dividend checks, dividend tax information, and stock certificates, including lost or unexchanged certificates)

Investor Services Program
Mellon Investor Services LLC offers an Investor Services Program for current stockholders and interested investors which includes:

- Dividend reinvestment
- Direct deposit of dividends into your personal checking, savings or other account
- Voluntary purchases of Allegheny Technologies common stock for new investors and current stockholders
- Safekeeping of stock certificates at no charge.

To request a Program brochure and enrollment forms, call: 1-800-842-7629

To ask about the Program or your Program account, contact:
Mellon Investor Services LLC
P.O. Box 3338
South Hackensack, NJ 07606-1938
1-800-406-4850

Stockholder Publications
Annual reports and proxy statements are mailed to all stockholders of record. These publications and Reports on Form 10-K and Form 10-Q and other information may also be obtained through the Company's website www.alleghenytechnologies.com.

For additional information contact:
Investor Relations and Corporate Communications at corporate headquarters, or by calling 412-394-2819.

Independent Auditors
Ernst & Young LLP
Pittsburgh, PA

Form 10-K
A copy of the Annual Report on Form 10-K for fiscal year 2001 (without exhibits) is also available upon written request to the Senior Vice President, Chief Legal and Administrative Officer at the corporate headquarters.



Stock Exchange Listing
The common stock of Allegheny Technologies Incorporated is traded on the New York Stock Exchange (symbol ATI). Options on the Company's stock are traded on the Chicago Board of Options Exchange.

Internet Home Page
Allegheny Technologies' Internet home page can be found at http://www.alleghenytechnologies.com.



© 2002 Allegheny Technologies Incorporated



Allegheny Technologies

Specialty Materials That Make Our World

